Exhibit 99.1

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Polonia Bancorp

Huntingdon Valley, Pennsylvania

As Of:

August 29, 2006

Prepared By:

Keller & Company, Inc.

555 Metro Place North

Suite 524

Dublin, Ohio 43017

(614) 766-1426

KELLER & COMPANY

CONVERSION VALUATION APPRAISAL REPORT

Prepared for:

Polonia Bancorp

Huntingdon Valley, Pennsylvania

As Of:

August 29, 2006

KELLER & COMPANY, INC.

Financial Institution Consultants

Investment and Financial Advisors

555 Metro Place North	614-766-1426
Suite 524	614-766-1459 (fax)
Dublin, Ohio 43017

November 6, 2006

Board of Directors

Polonia Bank

3993 Huntingdon Pike

Huntingdon Valley, PA 190069

To the Board:

We hereby submit our independent appraisal of the pro forma market value of the to-be-issued stock of Polonia Bancorp (the “Corporation”), which is the mid-tier holding company of Polonia Bank, Huntingdon Valley, Pennsylvania (“Polonia” or the “Bank”). Such stock is to be issued in connection with the application by the Corporation to complete a minority stock offering , with Polonia MHC, a federally chartered mutual holding company, to own 55.0 percent of the Corporation. This appraisal was prepared and provided to the Bank in accordance with the appraisal requirements and regulations of the Office of Thrift Supervision of the United States Department of the Treasury.

Keller & Company, Inc. is an independent, financial institution consulting firm that serves both thrift institutions and banks throughout the U.S. The firm is a full-service consulting organization, as described in more detail in Exhibit A, specializing in business and strategic plans, stock valuations, conversion and reorganization appraisals, market studies and fairness opinions for thrift institutions and banks. The firm has affirmed its independence in this transaction with the preparation of its Affidavit of Independence, a copy of which is included as Exhibit C.

Our appraisal is based on the assumption that the data provided to us by Polonia and the material provided by the independent auditors, S. R. Snodgrass, Wexford, Pennsylvania, are both accurate and complete. We did not verify the financial statements provided to us, nor did we conduct independent valuations of the Bank’s assets and liabilities. We have also used information from other public sources, but we cannot assure the accuracy of such material.

In the preparation of this appraisal, we held discussions with the management of Polonia, with the law firm of Muldoon, Murphy & Aguggia LLP, Washington, D.C., the Bank’s conversion counsel, and with S. R. Snodgrass, the Bank’s outside auditor. Further, we viewed the Bank’s local economy and primary market area and also reviewed the Bank’s most recent business plan as part of our review process.

Board of Directors

Polonia Bank

November 6, 2006

This valuation must not be considered to be a recommendation as to the purchase of stock in the Corporation, and we can provide no guarantee or assurance that any person who purchases shares of the Corporation’s stock will be able to later sell such shares at a price equivalent to the price designated in this appraisal.

Our valuation will be further updated as required and will give consideration to any new developments in Polonia’s operation that have an impact on operations or financial condition. Further, we will give consideration to any changes in general market conditions and to specific changes in the market for publicly-traded thrift institutions. Based on the material impact of any such changes on the pro forma market value of the Corporation as determined by this firm, we will make necessary adjustments to the Corporation’s appraised value in such additional appraisal update.

It is our opinion that as of August 29, 2006, the pro forma market value or appraised value of the Corporation was $25,000,000 at the midpoint, with a minority offering of $11,250,000 or 1,125,000 shares at $10 per share, representing 45 percent of the total valuation. The pro forma valuation range of the Corporation is from a minimum of $21,250,000 to a maximum of $28,750,000, with a maximum, as adjusted, of $33,063,000, representing a minority offering range of $9,562,500 at the minimum to $12,937,500 at the maximum, with a maximum, as adjusted, of $14,878,130, representing 956,250 shares, 1,293,750 shares and 1,487,813 shares at $10 per share at the minimum, maximum, and maximum, as adjusted, respectively.

The pro forma appraised value of Polonia Bancorp as of August 29, 2006, was $25,000,000, at the midpoint, with a midpoint 45 percent minority offering of $11,250,000.

Very truly yours, KELLER & COMPANY, INC.

/s/ Keller & Company, Inc.

TABLE OF CONTENTS (cont.)

LIST OF EXHIBITS

NUMERICAL EXHIBITS		PAGE
1	Consolidated Statement of Financial Condition - At June 30, 2006	73
2	Consolidated Statements of Financial Condition - At December 31, 2005 and 2004	74
3	Consolidated Statement of Income for the Six Months Ended June 30, 2006 and 2005	75
4	Consolidated Statement of Income for the Year Ended December 31, 2005 and 2004	76
5	Selected Financial Information	77
6	Income and Expense Trends	78
7	Normalized Earnings Trend	79
8	Performance Indicators	80
9	Volume/Rate Analysis	81
10	Yield and Cost Trends	82
11	Net Portfolio Value	83
12	Loan Portfolio Composition	84
13	Loan Maturity Schedule	85
14	Loan Originations and Purchases	86
15	Delinquent Loans	87
16	Nonperforming Assets	88
17	Classified Assets	89
18	Allowance for Loan Losses	90
19	Investment Portfolio Composition	91
20	Mix of Deposits	92
21	Certificates of Deposit by Rate and Maturity	93
22	Deposit Activity	94
23	Borrowed Funds	95
24	Offices of Polonia Bank	96
25	Management of the Bank	97
26	Key Demographic Data and Trends	98
27	Key Housing Data	99
28	Major Sources of Employment	100
29	Unemployment Rates	101
30	Market Share of Deposits	102
31	National Interest Rates by Quarter	103
32	Thrift Stock Prices and Pricing Ratios	104
33	Key Financial Data and Ratios	112
34	Recently Converted Thrift Institutions	120

LIST OF EXHIBITS (cont.)

NUMERICAL EXHIBITS		PAGE
35	Acquisitions and Pending Acquisitions	122
36	Thrift Stock Prices and Pricing Ratios - Mutual Holding Companies	123
37	Key Financial Data and Ratios - Mutual Holding Companies	125
38	Balance Sheets Parameters - Comparable Group Selection	127
39	Operating Performance and Asset Quality Parameters - Comparable Group Selection	130
40	Balance Sheet Ratios Final Comparable Group	133
41	Operating Performance and Asset Quality Ratios Final Comparable Group	134
42	Balance Sheet Totals - Final Comparable Group	135
43	Balance Sheet - Asset Composition Most Recent Quarter	136
44	Balance Sheet - Liability and Equity Most Recent Quarter	137
45	Income and Expense Comparison Trailing Four Quarters	138
46	Income and Expense Comparison as a Percent of Average Assets - Trailing Four Quarters	139
47	Yields, Costs and Earnings Ratios Trailing Four Quarters	140
48	Dividends, Reserves and Supplemental Data	141
49	Valuation Analysis and Conclusions	142
50	Market Pricings and Financial Ratios - Stock Prices Comparable Group	143
51	Projected Effects of Conversion Proceeds - Minimum	144
52	Projected Effects of Conversion Proceeds - Midpoint	145
53	Projected Effects of Conversion Proceeds - Maximum	146
54	Projected Effects of Conversion Proceeds - Maximum, as Adjusted	147
55	Summary of Valuation Premium or Discount	148

ALPHABETICAL EXHIBITS
A	Background and Qualifications	149
B	RB 20 Certification	152
C	Affidavit of Independence	153

INTRODUCTION

Keller & Company, Inc. is an independent appraisal firm for financial institutions and has prepared this Conversion Valuation Appraisal Report (“Report”) to provide the pro forma market value of the to-be-issued common stock of Polonia Bancorp (the “Corporation”), a Pennsylvania Corporation, formed as a mid-tier holding company to own all of the common stock of Polonia Bank (“Polonia” or the “Bank”), Huntingdon Valley, Pennsylvania. Under the Plan of Conversion, the Corporation will be majority owned by Polonia MHC, which will own 55.0 percent of the Corporation. The Corporation will sell to the public 45.0 percent of the appraised value of the Corporation as determined in this Report in a minority stock offering.

The Application for Conversion is being filed with the Office of Thrift Supervision (“OTS”) of the Department of the Treasury and the Securities and Exchange Commission (“SEC”). We have reviewed such Application for Conversion as well as the Prospectus and related documents, and have discussed them with the Bank’s management and the Bank’s conversion counsel, Muldoon, Murphy and Aguggia LLP, Washington, D.C.

This conversion appraisal was prepared based on the guidelines provided by OTS entitled “Guidelines for Appraisal Reports for the Valuation of Savings Institutions Converting from the Mutual to Stock Form of Organization”, in accordance with the OTS application requirements of Regulation §563b and the OTS’s Revised Guidelines for Appraisal Reports, and represents a full appraisal report. The Report provides detailed exhibits based on the Revised Guidelines and a discussion of each of the fourteen factors that need to be considered. Our valuation will be updated in accordance with the Revised Guidelines and will consider any changes in market conditions for thrift institutions.

Introduction (cont.)

We define the pro forma market value as the price at which the stock of the Corporation after conversion would change hands between a typical willing buyer and a typical willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, and with both parties having reasonable knowledge of relevant facts in an arm’s-length transaction. The appraisal assumes the Bank is a going concern and that the shares issued by the Corporation in the conversion are sold in noncontrol blocks.

As part of our appraisal procedure, we have reviewed the audited financial statements for the three years ended December 31, 2003, 2004 and 2005, and for the six months ended June 30, 2005 and 2006, and discussed them with Polonia’s management and with Polonia’s independent auditors, S.R. Snodgrass AC, Wexford, Pennsylvania. We have also discussed and reviewed with management other financial matters and have reviewed internal projections. We have reviewed the Corporation’s preliminary Form SB-2 and the Bank’s preliminary Form MHC and discussed them with management and with the Bank’s conversion counsel.

To gain insight into the Bank’s local market condition, we have visited Polonia’s main office and have traveled the surrounding area. We have studied the economic and demographic characteristics of the primary market area, and analyzed the Bank’s primary market area relative to Pennsylvania and the United States. We have also examined the competitive market within which Polonia operates, giving consideration to the area’s numerous financial institution offices, mortgage banking offices, and credit union offices and other key market area characteristics, both positive and negative.

We have given consideration to the market conditions for securities in general and for publicly-traded thrift stocks in particular. We have examined the performance of selected publicly-traded thrift institutions and compared the performance of Polonia to those selected institutions.

Introduction (cont.)

Our valuation is not intended to represent and must not be interpreted to be a recommendation of any kind as to the desirability of purchasing the to-be-outstanding shares of common stock of the Corporation. Giving consideration to the fact that this appraisal is based on numerous factors that can change over time, we can provide no assurance that any person who purchases the stock of the Corporation in the minority stock offering in this mutual-to-stock conversion will subsequently be able to sell such shares at prices similar to the pro forma market value of the Corporation as determined in this conversion appraisal.

I.	DESCRIPTION OF POLONIA BANK

GENERAL

Polonia Bank was organized in 1923 as a federally-chartered mutual savings and loan association with the name Polonia Federal Savings and Loan Association. In 1996, Polonia changed its name to Polonia Bank. The Bank plans to convert to a federally chartered stock savings bank as part of its formation of a mutual holding company. The Bank has also filed for approval to form a mid-tier stock holding company with the name Polonia Bancorp, which will own all of the stock of the Bank. The Bank’s planned mutual holding company, Polonia MHC, will own 55.0 percent of Polonia Bancorp.

Polonia conducts its business from its main office in Huntingdon Valley and its four branches in Philadelphia, Pennsylvania. The Bank’s primary market area is focused on Bucks, Montgomery and Philadelphia Counties. The Bank has no additional loan production offices. The Bank also has two subsidiaries, Polonia Bank Mutual Holding Company and Community Abstract Agency.

Polonia’s deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation (“FDIC”) in the Savings Association Insurance Fund (“SAIF”). The Bank is also subject to certain reserve requirements of the Board of Governors of the Federal Reserve Bank (the “FRB”). Polonia is a member of the Federal Home Loan Bank (the “FHLB”) of Pittsburgh and is regulated by the OTS and by the FDIC. As of June 30, 2006, Polonia had assets of $160,770,000, deposits of $135,820,000 and equity of $11,358,000.

Polonia has been principally engaged in the business of serving the financial needs of the public in its local communities and throughout its primary market area as a community-oriented institution. Polonia has been involved in the origination of residential mortgage loans secured by one- to four-family dwellings, which represented 87.5 percent of its loan originations during the year ended December 31, 2005. One- to four-family loan originations represented a lesser 91.0 percent of loan originations during the six months ended June 30, 2006.

General (cont.)

At June 30, 2006, 91.5 percent of its gross loans consisted of residential real estate loans on one- to four-family dwellings, excluding home equity loans, compared to a very similar 91.0 percent at December 31, 2005, with the primary sources of funds being retail deposits from residents in its local communities. The Bank is also an originator of multi-family and commercial real estate loans, consumer loans, and home equity loans. Consumer loans include education loans, loans on deposit accounts and other secured personal loans.

The Bank had cash and investments of $42.6 million, or a moderate 26.5 percent of its assets, excluding FHLB stock of $1.1 million or 0.67 percent of assets at June 30, 2006. The Bank had $37.6 million of its investments in mortgage-backed and related securities representing 23.4 percent of assets. Deposits, FHLB advances and equity have been the primary sources of funds for the Bank’s lending and investment activities.

The total amount of stock to be sold by the Corporation in the minority stock offering will be $11.3 million or 1,125,000 shares at $10 per share, representing 45 percent of the midpoint fully converted appraised value of $22.0 million. The net conversion proceeds will be $10.5 million, net of conversion expenses of approximately $802,000. The actual cash proceeds to the Bank of $6.2 million will represent 59.2 percent of the net conversion proceeds. The ESOP will represent 8.7 percent of the gross shares issued in the minority offering or 98,000 shares at $10 per share, representing $980,000 or 3.92 percent of the total value. The Bank’s net proceeds will be used to fund new loans and to invest in securities following their initial deployment to short term investments. The Bank may also use the proceeds to expand services, expand operations or acquire other financial service organizations, diversify into other businesses, or for any other purposes authorized by law. The Corporation will use its proceeds to fund the ESOP and to invest in short-term deposits.

The Bank has experienced a modest deposit increase over the past two fiscal years with deposits increasing 2.4 percent from December 31, 2003, to December 31, 2005, or an average

General (cont.)

of 1.2 percent per year. From December 31, 2005, to June 30, 2006, deposits then decreased by $6.2 million or 4.4 percent compared to an increase of $9.1 million or 6.9 percent in fiscal year 2005.

The Bank has focused on maintaining its loan activity during the past two years following strong refinancing activity, on monitoring its net interest margin and earnings, on controlling its nonperforming assets and on maintaining a reasonable equity to assets ratio. Equity to assets decreased from 7.39 percent of assets at December 31, 2004, to 6.92 percent at December 31, 2005, and increased to 7.06 percent at June 30, 2006. It should be noted that total equity decreased from $12.1 million at December 31, 2005, to $11.4 million at June 30, 2006, but represented a higher ratio to assets due to a decrease in assets during that six month period.

The primary lending strategy of Polonia has been to focus on the origination of fixed-rate one-to four-family loans, the origination of commercial real estate and multi-family loans, the origination of home equity loans, and the origination of consumer loans.

The Bank’s share of one- to four-family mortgage loans increased slightly from 90.0 percent of gross loans at December 31, 2004, to 91.5 percent as of June 30, 2006. Multi-family and commercial real estate loans decreased from 3.7 percent of loans to 3.3 percent from December 31, 2004, to June 30, 2006, while home equity loans increased nominally from 2.8 percent to 2.9 percent during the same time period. All types of real estate loans as a group experienced a slight increase, rising from 96.5 percent of gross loans at December 31, 2004, to 97.7 percent at June 30, 2006. The higher share of real estate loans was offset by the Bank’s share of consumer loans. The Bank’s share of consumer loans experienced a decrease in their share of loans from 3.5 percent at December 31, 2004, to 2.4 percent at June 30, 2006, and the dollar balance of consumer loans decreased from $3.4 million to $2.5 million.

General (cont.)

Management’s internal strategy has also included continued emphasis on maintaining an adequate and appropriate allowance for loan losses relative to loans and nonperforming assets in recognition of the more stringent requirements within the industry to establish and maintain a higher level of general valuation allowances but recognizing the Bank’s lower balance of higher risk loans and lower charge-offs. At December 31, 2004, Polonia had $692,000 in its loan loss allowance or 0.71 percent of gross loans, and 204.0 percent of nonperforming loans with the allowance decreasing to $636,000 and representing a lower 0.61 percent of gross loans and a higher 243.7 percent of nonperforming assets at June 30, 2006.

The basis of earnings for the Bank has been interest income from loans and investments with the net interest margin being the key determinant of net earnings with less emphasis on noninterest income. With a primary dependence on net interest margin for earnings, current management will focus on striving to strengthen the Bank’s net interest margin without undertaking excessive credit risk combined with controlling the Bank’s interest risk position and striving to continue to increase noninterest income.

PERFORMANCE OVERVIEW

The financial position of Polonia at June 30, 2006, and at year end December 31, 2004 and 2005, is shown in Exhibits 1 and 2, and the earnings performance of Polonia for the six months ended June 30, 2005 and 2006 and for the years ended December 31, 2004 and 2005 is shown in Exhibits 3 and 4. Exhibit 5 provides selected financial data at December 31, 2004 and 2005 and at June 30, 2006. It has been Polonia’s objective to shrink its asset base, increase its loans, decrease its investment securities, and grow retail deposits from December 31, 2003 through June 30, 2006 The most recent impact of these trends, recognizing the recent rise in interest rates, was a modest decrease in assets and modest rise in loans offset by a decrease in investments and a modest decrease in deposits from December 31, 2005, to June 30, 2006. Polonia also experienced a moderate decrease in FHLB advances and a slight decrease in the dollar amount of equity during that period. The Bank’s decrease in assets was $25.2 million or 13.5 percent from December 31, 2003, to June 30, 2006.

Of the past two fiscal years, the Bank experienced its larger dollar decrease in assets of $10.4 million in fiscal year 2004, which represented a modest 5.6 percent decrease in assets due primarily to a $6.7 million decrease in securities. Such decrease in assets was followed by a $1.7 million or 1.0 percent decrease in assets from December 31, 2004, to December 31, 2005, and then by a $13.1 million decrease or 7.5 percent in the six months ended June 30, 2006.

Polonia’s loan portfolio, which includes mortgage loans and nonmortgage loans, decreased from $98.3 million at December 31, 2003, to $96.9 million at December 31, 2005, and represented a total decrease of $1.4 million , or 1.4 percent. The average annual decrease during that period was 0.7 percent. For the six months ended June 30, 2006, loans increased by $7.2 million or 7.5 percent to $104.2 million.

Polonia has obtained funds through deposits and through the use of FHLB advances. The Bank’s competitive rates for deposits and five offices in its local market in conjunction with its focus on service have been the sources for attracting retail deposits. Deposits increased $3.4 million or 2.4 percent from December 31, 2003, to December 31, 2005, with an average

Performance Overview (cont.)

annual rate of increase of 1.2 percent. For the six months ended June 30, 2006, deposits decreased by $6.2 million or 4.4 percent. The Bank’s largest annual deposit growth was in 2005, when deposits increased $9.1 million or a moderate 6.9 percent.

The Bank experienced a decrease in the dollar amount of its equity in each of the two fiscal years of 2004 and 2005, and also experienced a modest decrease in equity from December 31, 2005, through June 30, 2006. The dollar amount of equity decreased 7.4 percent from December 31, 2003, to December 31, 2005, and then decreased 5.6 percent from December 31, 2005, through June 30, 2006. At December 31, 2003, the Bank had equity of $13.0 million, representing a 6.99 percent equity to assets ratio and then decreased to $12.0 million at December 31, 2005, representing a lower 6.92 percent equity to assets ratio due to the Bank’s losses in 2005 reduced by a decrease in assets. At June 30, 2006, equity was a lesser $11.4 million but lower 7.06 percent of assets due to the Bank’s lower total assets at June 30, 2006, compared to December 31, 2005.

INCOME AND EXPENSE

Exhibit 6 presents selected operating data for Polonia, providing selected income and expense data in dollars for the fiscal years of 2003, 2004 and 2005 and for the six months ended June 30, 2006 and 2005.

Polonia experienced a moderate decrease in its dollar amount of interest income from fiscal 2003 to fiscal 2005, partially due to the decline in interest rates. Interest income was $8.98 million in 2003 and a lesser $8.23 million in 2005, representing a decrease of $754,000 or 8.4 percent.

The Bank’s interest expense also experienced a decrease from fiscal year 2003 to 2005. Interest expense decreased from $4.39 million in 2003 to $3.48 million in 2005, representing a decrease of $914,000 or 20.8 percent. Interest income decreased a lesser $754,000. In 2005, there was a minimal decrease in interest income of $2,000, notwithstanding the increase in interest expense of $94,000, resulting in a dollar decrease in annual net interest income of $96,000 or 2.0 percent for the fiscal year ended December 31, 2005, and a modest increase in net interest margin.

The Bank has not made provisions for loan losses in any of the past three calendar years of 2003, 2004 and 2005. The Bank also made no provisions in the six months ended June 30, 2006. The absence of provisions were determined in recognition of the Bank’s nonperforming assets, charge-offs, repossessed assets, and industry norms. The Bank had net charge-offs of $88,000, $44,000 and $41,000 in 2003, 2004 and 2005, and net charge-offs of $2,000 in the six months ended June 30, 2006. The impact of these net charge-offs has been to provide Polonia with a general valuation allowance of $649,000 at June 30, 2006, or 0.62 percent of gross loans and 248.7 percent of nonperforming assets.

Total other income or noninterest income indicated a decrease from calendar year 2003 to 2005. In the year ended December 31, 2003, noninterest income was $1,274,000 or 0.69 percent of assets. In the year ended December 31, 2005, noninterest income was a negative

Income and Expense (cont.)

$53,000, representing 0.03 percent of assets with the loss due to an $842,000 loss on the sale of securities. For the six months ended June 30, 2006, noninterest income was $293,000 or 0.35 percent of assets, annualized. Noninterest income consists primarily of service charges, loan fees, and gains on the sale of investments.

The Bank’s general and administrative expenses or noninterest expenses increased from $5.23 million for the calendar year of 2003 to $5.49 million for the calendar year ended December 31,2005, representing an increase of 4.85 percent or an average annual increase of 2.42 percent. On a percent of average assets basis, operating expenses increased from 2.78 percent of average assets for the calendar year ended December 31, 2003, to 3.17 percent for the calendar year ended December 31, 2005, and then increased to 3.12 percent for the six months ended June 30, 2006, annualized.

The net earnings position of Polonia has indicated considerable volatility in 2003 through June 30, 2006. The annual net income figures for the calendar years ended December 31, 2003, 2004 and 2005 were $452,000, $329,000 and a loss of $651,000, respectively, representing returns on average assets of 0.24 percent, 0.18 percent and (0.38) percent for fiscal years 2003, 2004 and 2005, respectively. For the six months ended June 30, 2006, Polonia had a net loss of $916,000, representing a return on average assets of (0.55) percent, annualized.

Exhibit 7 provides the Bank’s normalized earnings or core earnings for the twelve months ended June 30, 2006. The Bank’s normalized earnings eliminate any nonrecurring income and expense items. There was an adjustment to noninterest income (gains) to eliminate $1,006,000 in losses on the sale of securities and an adjustment to eliminate a nonrecurring penalty on the prepayment of borrowed funds, resulting in the change of Polonia’s net loss of $916,000 to positive but modest core earnings of $90,000.

Key performance indicators, including asset quality ratios and capital ratios are shown in Exhibit 8. The Bank’s return on assets decreased moderately from 0.24 percent in 2003, to

Income and Expense (cont.)

(0.38) percent in calendar year 2005 and then to (0.09) percent in the six months ended June 30, 2006, annualized.

The Bank’s net interest rate spread increased from 2.59 percent in 2003 to 2.97 percent in 2005 and then decreased to 2.74 percent for the six months ended June 30, 2006, annualized. The Bank’s net interest margin indicated a similar trend, increasing from 2.61 percent in 2003 to 2.93 percent in 2005, and then decreased to 2.85 percent for the first six months of 2006. Polonia’s net interest rate spread increased 32 basis points from 2003 to 2005 and then decreased 8 basis points in the first six months of 2006. The Bank’s net interest margin followed a similar change, increasing 33 basis points from 2003 to 2005 and then decreasing 6 basis points in the first six months of 2006.

The Bank’s lower return on average equity decreased from 2003 to 2005. The return on average equity decreased from 3.35 percent in 2003 to (4.98) percent in fiscal year 2005 and was (1.26) percent for the six months ended June 30, 2006.

Polonia’s ratio of interest-earning assets to interest-bearing liabilities increased modestly from 101.84 percent at December 31, 2003, to 103.06 percent at June 30, 2006. The Bank’s increase in its ratio of interest-earning assets to interest-bearing liabilities is primarily the result of its decrease in borrowed funds.

As discussed above, the Bank’s ratio of noninterest expenses to average assets increased from 2.78 percent in fiscal year 2003 to 3.17 percent in fiscal year 2005 and to 3.12 percent for the six months ended June 30, 2006, annualized. Another key noninterest expense ratio reflecting efficiency of operation is the ratio of noninterest expenses to noninterest income plus net interest income, referred to as the “efficiency ratio.” The industry norm is 59.6 percent with a lower the ratio indicating greater efficiency. Historically, the Bank has been characterized by lower efficiency, reflected in its higher efficiency ratio, which increased from 87.69 percent in

Income and Expense (cont.)

2003 to 99.08 percent in 2005, decreasing slightly to 96.77 percent for the six months ended June 30, 2006, annualized

Earnings performance can be affected by an institution’s asset quality position. The ratio of nonperforming loans to total loans is a fundamental indicator of asset quality. Polonia experienced a decrease in its ratio of nonperforming assets to both loans and total assets from 2003 to 2005, with those ratios remaining lower than industry averages. Nonperforming assets consist of real estate owned, loans delinquent 90 days or more but still accruing, and nonaccruing loans. At June 30, 2006, Polonia’s nonperforming assets consisted of real estate owner and nonaccrual loans. The ratio of nonperforming assets to total assets was a lower 0.15 percent at June 30, 2006, decreasing from 0.60 percent at December 31, 2003.

Two other indicators of asset quality are the Bank’s ratios of allowance for loan losses to total loans and also to nonperforming loans. The Bank’s allowance for loan losses was 0.71 percent of loans at December 31, 2003, and a lower 0.62 percent at June 30, 2006. Polonia’s allowance for loan losses to nonperforming loans was 153.0 percent at December 31, 2003, and a higher 296.3 percent at June 30, 2006.

Exhibit 9 provides the changes in net interest income due to rate and volume changes for the calendar year of 2005 and the six months ended June 30, 2006. In calendar year 2005, net interest income decreased $21,000, due to an increase in interest expense of $95,000 reduced by a $74,000 increase in interest income. The increase in interest income was due to an increase due to rate of $262,000, reduced by a decrease due to volume of $188,000. The increase in interest expense was due to an $307,000 increase due to rate, reduced by a $212,000 decrease due to volume.

For the six months ended June 30, 2006, net interest income decreased $152,000, due to an increase in interest expense of $282,000 reduced by a $130,000 increase in interest income. The increase in interest income was due to an increase due to rate of $130,000, with

Income and Expense (cont.)

no net effect of volume. The increase in interest expense was due to a $381,000 increase due to rate, reduced by a $99,000 decrease due to volume.

YIELDS AND COSTS

The overview of yield and cost trends for the years ended December 31, 2004 and 2005, the six months ended June 30, 2006 and at June 30, 2006, can be seen in Exhibit 10, which offers a summary of yields on interest-earning assets and costs of interest-bearing liabilities.

Polonia’s weighted average yield on its loan portfolio decreased 8 basis points from fiscal year 2004 to 2005, from 5.99 percent to 5.91 percent and then decreased 6 basis points to 5.85 percent for the six months ended June 30, 2006. The yield on investment and mortgage-backed securities increased 61 basis points from fiscal year 2004 to 2005, from 3.61 percent to 4.22 percent and then increased 61 basis points to 4.83 percent for the six months ended June 30, 2006. The combined weighted average yield on all interest-earning assets increased 24 basis points to 5.23 percent from fiscal year 2004 to 2005 and then decreased 13 basis points to 5.11 percent for the six months ended June 30, 2006.

Polonia’s weighted average cost of interest-bearing liabilities increased 15 basis points to 2.27 percent from calendar year 2004 to 2005, which was less than the Bank’s 25 basis point increase in yield, resulting in an increase in the Bank’s net interest rate spread of 10 basis points from 2.87 percent to 2.97 percent from 2004 to 2005. The Bank’s net interest margin increased from 2.94 percent in fiscal year 2004 to 3.04 percent in fiscal year 2005, representing an increase of 10 basis points. In the six months ended June 30, 2006, the Bank’s net interest rate spread decreased 12 basis points to 2.85 percent, and the Bank’s net interest margin decreased 11 basis points to 2.93 percent. The Bank’s net interest rate spread decreased another 8 basis points to 2.77 percent at June 30, 2006, and net interest margin decreased another 3 basis points to 2.90 percent at June 30, 2006.

INTEREST RATE SENSITIVITY

Polonia monitors its interest rate sensitivity position and has focused on maintaining a moderate level of interest rate risk exposure. Polonia has no adjustable-rate loans but does have a moderate share of shorter term securities. Polonia recognizes the thrift industry’s historically higher interest rate risk exposure, which caused a negative impact on earnings and net portfolio value of equity in the past as a result of significant fluctuations in interest rates, specifically rising rates in the past. Such exposure was due to the disparate rate of maturity and/or repricing of assets relative to liabilities commonly referred to as an institution’s “gap.” The larger an institution’s gap, the greater the risk (interest rate risk) of earnings loss due to a decrease in net interest margin and a decrease in net portfolio value of equity or portfolio loss. In response to the potential impact of interest rate volatility and negative earnings impact, many institutions have taken steps to minimize their gap position. This frequently results in a decline in the institution’s net interest margin and overall earnings performance. Polonia has responded to the interest rate sensitivity issue by increasing its share of shorter term securities.

The Bank measures its interest rate risk through the use of its net portfolio value (“NPV”) of the expected cash flows from interest-earning assets and interest-bearing liabilities and any off-balance sheets contracts. The NPV for the Bank is calculated on a quarterly basis, by the OTS, showing the Bank’s NPV to asset ratio, the dollar change in NPV, and the change in the NPV ratio for the Bank under rising and falling interest rates. Such changes in NPV ratio under changing rates are reflective of the Bank’s interest rate risk exposure.

There are numerous factors which have a measurable influence on interest rate sensitivity in addition to changing interest rates. Such key factors to consider when analyzing interest rate sensitivity include the loan payoff schedule, accelerated principal payments, investment maturities, deposit maturities and deposit withdrawals.

Exhibit 11 provides the Bank’s NPV levels and ratios as of June 30, 2006, based on the OTS’ calculations and the changes in the Bank’s NPV levels under rising and declining

Interest Rate Sensitivity (cont.)

interest rates. The focus on this exposure table is a 200 basis point change in interest rates either up or down.

The Bank’s change in its NPV at June 30, 2006, based on a rise in interest rates of 100 basis points was a 22.0 percent decrease, representing a dollar decrease in equity value of $4,111,000. In contrast, based on a decline in interest rates of 200 basis points, the Bank’s NPV was estimated to increase 20.0 percent or $3,676,000 at June 30, 2006. The Bank’s exposure widens to a 43.0 percent decrease under a 200 basis point rise in rates, representing a dollar decrease in equity of $8,145,000. The Bank’s exposure is a 28.0 percent increase based on a 200 basis point decrease in interest rates, representing a dollar increase of $5,290,000.

The Bank’s post shock NPV ratio based on a 200 basis point rise in interest rates is 6.69 percent and indicates a 449 basis point decrease from its 11.18 percent based on no change in interest rates.

The Bank is aware of its moderate interest rate risk exposure under rapidly rising rates and minimal exposure under falling rates. Due to Polonia’s recognition of the need to control its interest rates exposure, the Bank has been a participant in the purchase of adjustable-rate mortgage-backed securities and plans to continue this strategy but with continued activity in fixed-rate residential mortgage loans. The Bank will also focus on increasing its lower NPV ratio, recognizing the planned minority stock offering will immediately strengthen the Bank’s NPV ratio.

LENDING ACTIVITIES

Polonia has focused its lending activity on the origination of conventional mortgage loans secured by one- to four-family dwellings, commercial real estate loans, home equity loans, multi-family loans, and consumer loans. Exhibit 12 provides a summary of Polonia’s loan portfolio, by loan type, at December 31, 2004 and 2005, and at June 30, 2006.

The primary and predominant loan type for Polonia has been residential loans secured by one- to four-family dwellings, representing a strong 91.5 percent of the Bank’s gross loans as of June 30, 2006. This loan type has increased slightly from 91.0 percent at December 31, 2005, and 90.0 at December 31, 2004. The distant second largest real estate loan type as of June 30, 2006, was multi-family and commercial real estate loans, which constituted a modest 3.3 percent of gross loans compared to 3.7 percent as of both December 31, 2005 and 2004. The third largest real estate loan type was home equity loans, which represented 2.9 percent of gross loans as of June 30, 2006, compared to a larger 2.7 percent at December 31, 2005. Those three real estate loan categories represented a strong 97.7 percent of gross loans at June 30, 2006, compared to a similar 97.2 percent of gross loans at December 31, 2005, and 96.5 percent at December 31, 2004.

Nonmortgage consumer loans represented a modest 2.4 percent of gross loans at June 30, 2006, compared to 2.8 percent at December 31, 2005, and a slightly larger 3.5 percent at December 31, 2004. The Bank’s consumer loans include education loans, savings account loans, and secured personal loans. The Bank’s overall mix of loans has changed only minimal from December 31, 2004 to June 30, 2006, with the share of one- to four-family loans increasing slightly, offset by a slight decrease in consumer loans.

The focus of Polonia’s one- to four-family residential mortgage loan activity is on properties located in Polonia’s primary market area of Bucks, Montgomery and Philadelphia Counties. The Bank offers fixed-rate mortgage loans, but does not offer adjustable-rate mortgage loans. Fixed-rate mortgage loans have a maximum term of 30 years with most

Lending Activities (cont.)

originations today having terms of 10 to 30 years. The Bank’s fixed-rate mortgage loans conform to FHLMC underwriting standards.

The normal loan-to-value ratio for conventional mortgage loans to purchase or refinance one-to four-family dwellings generally does not exceed 80.0 percent at Polonia, even though the Bank is permitted to make loans up to a 95.0 percent loan-to-value ratio. While the Bank does make loans up to 95.0 percent of loan-to-value, the Bank requires private mortgage insurance for the amount in excess of the 80.0 percent loan-to-value ratio. Mortgage loans originated by the Bank include due-on-sale clauses enabling the Bank to adjust rates on fixed-rate loans in the event the borrower transfers ownership. The Bank also requires an escrow account for insurance and taxes on loans with a loan-to-value ratio in excess of 80.0 percent.

Polonia has also been an originator of fixed-rate commercial real estate loans and multi-family loans in the past and will continue to make multi-family and commercial real estate loans. As previously indicated, the Bank had a combined total of $3.4 million in commercial real estate and multi-family loans June 30, 2006, representing 3.3 percent of gross loans, compared to a larger $3.6 million or 3.7 percent of gross loans at December 31, 2005 and 2004. The major portion of commercial real estate and multi-family loans are secured by apartment buildings, small retail establishments and small office buildings and other owner-occupied properties used for business. The multi-family and commercial real estate loans are fully amortizing with a term of up to 30 years. The maximum loan-to-value ratio is normally 80.0 percent.

The Bank also originates home equity loans. The Bank had $2.7 million or 2.7 percent of gross loans in home equity loans at June 30, 2006. Home equity loans normally have a term of up to 15 years with a fixed interest rate and a loan-to-value ratio of no more than 80.0 percent.

Lending Activities (cont.)

Polonia is an originator of consumer loans, excluding home equity loans, with such loans totaling $2.5 million at June 30, 2006, representing 2.4 percent of gross loans. The focus of the Bank’s consumer loans is education loans, with the Bank also offering loans on savings accounts and secured personal loans. The Bank’s education loans have an annual variable rate which may not exceed 9.0 percent with a term ranging from 10 to 15 years.

Exhibit 13 provides a loan maturity schedule and breakdown and summary of Polonia’s loans by fixed or adjustable-rate, indicating all loans are fixed-rate loans. At June 30, 2006, the Bank had a modest 3.1 percent of its loans due on or before June 30, 2007, or in one year or less, with only 2.1 percent due by June 30, 2011, in one to five years.

As indicated in Exhibit 14, Polonia experienced a modest decrease in its one-to four-family loan originations and total loan originations from calendar year 2004 to 2005 and a moderate decrease in loans purchased. Total loan originations in calendar year 2004 were $15.29 million compared to a lesser $15.25 million in calendar year 2005, reflective of lower balances of one- to four-family loans and consumer loans originated. One- to four-family loans decreased from $13.8 million to $13.3 million. The decrease in one- to four-family real estate loan originations from 2004 to 2005 of $413,000 represented 11.5 times the $36,000 aggregate decrease in total loan originations from 2004 to 2005, with consumer loans decreasing $256,000. Commercial real estate and multi-family loans increased $338,000 from 2004 to 2005, and home equity loans originated increased $295,000. Loan purchases decreased from $7.1 million in 2004 to $1.8 million in 2005.

Overall, loan originations and purchases fell short of principal payments, loan repayments and other deductions in 2004 and exceeded reductions in 2005. In calendar 2004, loan originations fell short of reductions by $1.9 million, and then exceeded reductions by $209,000 in 2005.

Lending Activities (cont.)

During the six months ended June 30, 2006, loan originations of $12.7 million and a small $85,000 total of loans purchased totaled $12.8 million compared to a much smaller $5.1 million during the first six months of 2005. Loan originations and purchases exceeded principal repayments by $7.2 million for the six months ended June 30, 2006, after falling short of repayments by $2.6 million in the six months ended June 30, 2005.

NONPERFORMING ASSETS

Polonia understands asset quality risk and the direct relationship of such risk to delinquent loans and nonperforming assets, including real estate owned. The quality of assets has been a key concern to financial institutions through many regions of the country. A number of financial institutions have been confronted with rapid increases in their nonperforming assets and have been formed to recognize significant losses, setting aside major valuation allowances.

A sharp increase in nonperforming assets has often been related to specific regions of the county and has frequently been associated with higher risk loans, including purchased commercial real estate loans and multi-family loans. Polonia experienced a modest decrease in nonperforming assets from December 31, 2004, to June 30, 2006.

Exhibit 15 provides a summary of Polonia’s delinquent loans at December 31, 2004 and 2005 and at June 30, 2006, indicating an overall decrease in delinquent loans from December 31, 2004, to June 30, 2006. The Bank had $21,000 in loans delinquent 60 to 89 days and $90,000 in loans delinquent 30 to 59 days at June 30, 2006, totaling $111,000, with those two categories representing 0.11 percent of gross loans. Of those delinquent loans past due 89 days or less, $78,000 were one- to four-family loans and $33,000 were consumer loans. At December 31, 2004, delinquent loans of 60 to 89 days totaled a higher $45,000 or 0.05 percent of gross loans and loans delinquent 30 to 59 days totaled $202,000 or 0.21 percent of gross

Nonperforming Assets (cont.)

loans for a combined share of a higher 0.26 percent of gross loans, compared to a lower $49,000 or 0.05 percent of gross loans at June 30, 2006.

It is normal procedure for Polonia’s board to review loans delinquent 90 days or more on a monthly basis, to assess their collectibility and to initiate any direct contact with borrowers. When a loan is delinquent 5 to 15 days, the Bank sends a notice to the borrower, possibly accompanied by a phone call, and after 15 days delinquency, a second notice is sent. The Bank then initiates both written and oral communication with the borrower if the loan remains delinquent and sends additional notices after 15 days delinquency and 45 days of delinquency.

When the loan becomes delinquent at least 90 days, the Bank will send a letter to the borrower declaring acceleration of payment and providing the borrower 30 days to make arrangements for payments. Under certain circumstances, the Bank may arrange for a n alternative payment structure through a workout agreement. A decision as to whether and when to initiate foreclosure proceeding is based on such factors as the amount of the outstanding loan, the extent of the delinquency and the borrower’s ability and willingness to cooperate in curing the delinquency. The Bank generally initiates foreclosure when a loan has been delinquent 120 days and no workout agreement has been reached.

Exhibit 16 provides a summary of Polonia’s nonperforming assets at December 31, 2004 and 2005 and at June 30, 2006. Nonperforming assets include loans 90 days or more past due, nonaccruing loans and real estate owned. The Bank carried a lower balance of nonperforming assets in 2004 and 2005 and at June 30, 2006. Polonia’s nonperforming assets was $1,048,000 at December 31, 2004, and a lesser $248,000 at June 30, 2006, which represented 0.58 percent of assets at December 31, 2004 and 0.15 percent at June 30, 2006. The Bank’s nonperforming assets included $338,000 in nonaccrual loans, no loans 90 days or more past due and $680,000 in real estate owned for a total of $1,018,000 at December 31, 2004 and $29,000 in real estate owned, no loans 90 days or more past due, and $219,000 in nonaccrual loans for a total of $248,000 at June 30, 2006.

Nonperforming Assets (cont.)

Polonia’s nonperforming assets were identical to its classified assets at June 30, 2006, and lower than its classified assets at December 31, 2004 and 2005. The Bank’s classified assets were 0.62 percent of assets at December 31, 2004 and 0.15 percent at June 30, 2006, as indicated in Exhibit 17. The Bank’s classified assets consisted of $248,000 in substandard assets, with no assets classified as doubtful or loss at June 30, 2006.

Exhibit 18 shows Polonia’s allowance for loan losses at December 31, 2004 and 2005 and at June 30, 2006 and 2005, indicating the activity and the resulting balances. Polonia indicated a modest decrease in its balance of allowance for loan losses from $692,000 at December 31, 2004 to $649,000 at June 30, 2006. The Bank had no provisions for loan losses in fiscal 2004 and 2005 or for the six months ended June 30, 2006.

The Bank had net charge-offs of $44,000 in fiscal 2004, $41,000 in 2005 and $2,000 during the six months ended June 30, 2006. The Bank’s ratio of allowance for loan losses to gross loans was 0.71 percent at December 31, 2004, and a lesser 0.62 percent at June 30, 2006, due to the continued absence of provisions. Allowance for loan losses to nonperforming assets was 204.0 percent at December 31, 2004, and 261.7 percent at June 30, 2006.

INVESTMENTS

The investment and securities portfolio, excluding interest-bearing deposits, has been comprised of U.S. government and federal agency obligations, equity securities, corporate securities, and mortgage-backed securities. Exhibit 19 provides a summary of Polonia’s investment portfolio and mortgage-backed securities at December 31, 2004 and 2005, and at June 30, 2006. Investment securities totaled $2.1 million at June 30, 2006, compared to $21.1 million at December 31, 2005, and $45.8 million at December 31, 2004. In addition, the Bank had $37.2 million in mortgage-backed securities at June 30, 2006, and a smaller balance of $15.6 million at December 31, 2004.

Investments (cont.)

The primary component of the Bank’s investments at June 30, 2006, was mortgage-backed securities, representing 94.5 percent of total investments, excluding FHLB stock, compared to a lesser 63.8 percent at December 31, 2005, and 25.4 percent at December 31, 2005. The Bank also had cash and interest-bearing deposits totaling $3.2 million at June 30, 2006, compared to a smaller $1.9 million at December 31, 2004. The Bank had $1,080,800 in FHLB stock at June 30, 2006. The weighted average yield on investment securities was 4.95 at June 30, 2006, and a lower 3.61 percent yield on investment securities for the year ended December 31, 2004.

DEPOSIT ACTIVITIES

The mix of deposits by type at December 31, 2004 and 2005, and at June 30, 2006, is provided in Exhibit 20. There has been a modest change in the Bank’s total deposits and its deposit mix during that eighteen month period. Total deposits increased from $132.9 million at December 31, 2004, to $142.0 million at December 31, 2005, followed by a decrease to $135.8 million at June 30, 2006, representing a net eighteen month increase of $2.9 million or 2.2 percent and an annualized increase of 1.5 percent. Certificates of deposits increased from $64.2 million at December 31, 2004, to $71.8 million at June 30, 2006, representing an increase of $7.5 million or 11.7 percent, while savings, demand and MMDA accounts decreased $4.6 million or 6.7 percent from $68.7 million at December 31, 2004, to $64.0 million at June 30, 2006.

The Bank’s share of certificates of deposit experienced an increase from 48.3 percent of deposits at December 31, 2004, to a moderately higher 52.9 percent of deposits at June 30, 2006. The major component of certificates at June 30, 2006, had rates between 2.01 percent and 6.00 percent and represented 98.7 percent of certificates, similarly divided between certificates with rates from 2.01 percent to 4.00 percent and those with rates from 4.01 percent to 6.00 percent.

Deposit Activities (cont.)

The category experiencing the strongest growth in dollars from December 31, 2004, to June 30, 2006, was certificates with rates between 4.01 percent and 6.00 percent, which increased $33.5 million during that time period; and the category experiencing the largest dollar decrease from December 31, 2004, to June 30, 2006, was certificates with rates of 2.0 percent or less, which declined $25.3 million.

Exhibit 21 provides a breakdown of certificates of deposit by maturity at June 30, 2006. A strong $37.6 million or 52.4 percent of the Bank’s certificates indicate maturity in less than one year.

Exhibit 22 shows the Bank’s deposit activity for the two years ended December 31, 2004, and 2005, and for the six months ended June 30, 2006 and 2005. Including interest credited, Polonia experienced net decreases in deposits in fiscal year 2004 and for the six months ended June 30, 2006 and 2005, and a net increase in fiscal year 2005. In fiscal year 2004, there was a net decrease in deposits of $6.6 million, and a net increase of $9.1 million in 2005. In the six months ended June 30, 2006 and 2005, deposits decreased $6.2 million $2.3 million, respectively.

BORROWINGS

As indicated in Exhibit 23, Polonia has made regular use of FHLB advances in the years ended December 31, 2004 and 2005, and during the six months ended June 30, 2006. The Bank had total FHLB advances of $26.6 million at December 31, 2004, with a weighted cost of 4.41 percent and a lower balance of $10.8 million at June 30, 2006, with a weighted cost of 4.19 percent.

SUBSIDIARIES

Polonia had two wholly-owned subsidiaries at June 30, 2006, Polonia Bank Mutual Holding Company (“PBMHC”) and Community Abstract Agency LLC. PBMHC was formed in 1997 to hold certain assets and conduct certain investment activities at Polonia. Community Abstract Agency was formed in 1999 to provide title insurance services.

OFFICE PROPERTIES

Polonia had five offices at June 30, 2006, all owned by the Bank, with its home office located at 3993 Huntingdon Pike in Huntingdon Valley, and four branches in Philadelphia (reference Exhibit 24). At June 30, 2006, the Bank’s investment in these office premises totaled $5.5 million, net of depreciation, or 3.4 percent of total assets.

MANAGEMENT

The president and chief executive officer of Polonia is Anthony J. Szuszezewicz, who is also a director and chairman of the board. He became president and chief executive officer in 2006 and became director in 1984 and chairman in 1995. Paul D. Rutkowski is chief financial officer and treasurer of the Bank and has served as chief financial officer since 2005. Mr. Rutkowski served as controller and treasurer from 1992 to 2005. Kenneth J. Maliszewski is senior vice president of the Bank, a position he has held since 2005. Mr. Maliszewski previously served as vice president from 1993 to 2005.

II.	DESCRIPTION OF PRIMARY MARKET AREA

Polonia’s market area encompasses Philadelphia, Bucks and Montgomery Counties in Pennsylvania. Four of the Bank’s five offices are in Philadelphia County and are the source of 88 percent of its deposits. The Bank’s home office is in Montgomery County, accounting for the remaining 12 percent of its deposits.

Exhibit 26 provides a summary of key demographic data and trends for Bucks, Montgomery and Philadelphia Counties, Pennsylvania and the United States. From 1990 to 2000, population decreased in Philadelphia County but increased in Bucks County, Montgomery County, Pennsylvania and the United States. The population decreased by 4.3 percent in Philadelphia County and increased by 4.2 percent in Bucks County, 3.3 percent in Montgomery County, 3.4 percent in Pennsylvania and 13.2 percent in the United States. The population in 2005 indicated a decrease from 2000 in Philadelphia County, while Bucks County and Montgomery County indicated increases of 4.2 percent and 3.3 percent, respectively, compared to five year increases of 1.6 percent in Pennsylvania and 6.1 percent in the United States. Projections indicate that population will increase in all areas through 2010. Bucks County’s population is projected to increase by 3.9 percent, and population is projected to increase by 3.0 percent in Montgomery County, 1.1 percent in Philadelphia County, 1.7 percent in Pennsylvania and 6.3 percent in the United States.

Bucks and Montgomery Counties, but not Philadelphia County, experienced increases in households from 1990 to 2000. During those ten years, the number of households increased in Bucks County by 14.8 percent, in Montgomery County by 12.2 percent, in Pennsylvania by 6.3 percent and in the United States by 14.7 percent, but Philadelphia County’s households decreased by 2.2 percent. The trend in household growth from 2000 to 2005 indicates an increase in Bucks County of 6.1 percent, with Montgomery County increasing its households by 4.9 percent. Philadelphia County decreased in households by 0.9 percent. Pennsylvania indicated an increase of 3.0 percent, lower than the United States’ at 6.6 percent. From 2005 through the year 2010, Philadelphia County’s households are projected to decrease by 0.9 percent, while the number of households are expected to increase by 4.8 percent, 3.6 percent,

Description of Primary Market Area (cont.)

2.4 percent and 6.5 percent in Bucks County, Montgomery County, Pennsylvania and the United States, respectively.

In 1990, the market area counties had per capita income of $18,292 in Bucks County, $21,990 in Montgomery County and $12,091 in Philadelphia County, while Pennsylvania and the United States had 1990 per capita income of $14,068 and $14,420, respectively. From 1990 to 2000, per capita income increased in all areas. The market area counties’ per capita income increased from 1990 to 2000 by 50.0 percent to $27,430 in Bucks County, by 40.5 percent to $30,898 percent in Montgomery County and by 36.5 percent to $16,509 in Philadelphia County; and per capita income increased by 48.4 percent in Pennsylvania to $20,880 and by 50.4 percent to $21,684 in the United States. From 2000 to 2005, per capita income continued to increase by 27.0 percent, 28.5 percent and 24.2 percent to $34,847, $39,711 and $20,499 in Bucks, Montgomery and Philadelphia Counties, respectively, and by 25.9 percent to $26,295 in Pennsylvania and by 21.0 percent to $26,228 in the United States.

The 1990 median household income of $43,347, $43,720 and $24,603, in the market area counties of Bucks, Montgomery and Philadelphia, respectively, was higher than the median household income in Pennsylvania and the United States at $29,069 and $28,525, respectively. From 1990 to 2000, median household income increased in all areas, with Bucks County indicating a 37.8 percent increase to $59,727, Montgomery indicating a 39.1 percent increase, and Philadelphia County indicating a 25.0 percent increase to $30,746, compared to a 38.0 percent increase to $40,106 in Pennsylvania and a 44.9 percent increase to $41,343 in the United States. From 2000 to 2005, median household income in the market area counties was estimated to have increased 23.1 percent, 24.5 percent and 19.9 percent to $73,522, $75,725 and $36,853, in Bucks, Montgomery and Philadelphia Counties, respectively. Pennsylvania’s median household income grew 21.0 percent to $48,534, and the United States’ increase was 21.0 percent to $48,534 from 2000 to 2005. From 2005 to 2010, median household income is projected to increase by 21.7 percent in Bucks County, by 28.3 percent in Montgomery County, by 20.2 percent in Philadelphia County, by 19.6 percent in Pennsylvania and by 20.3 percent

Description of Primary Market Area (cont.)

in the United States. Based on those rates of increase, by 2010, median household income is projected to be $89,443 in Bucks County, $97,128 in Montgomery County, $44,292 in Philadelphia County, $58,058 in Pennsylvania, and $58,384 in the United States.

Exhibit 27 provides a summary of key housing data for the market area counties, Pennsylvania and the United States. In 1990, Bucks County had a rate of owner-occupancy of 75.7 percent, higher than all other areas, with Montgomery County at 24.3 percent, Philadelphia County at 61.9 percent and Pennsylvania and the United States at 70.7 percent and 64.2 percent, respectively. As a result, Bucks County supported a lower rate of renter-occupied housing of 24.3 percent, compared to 27.7 percent in Montgomery County, 38.1 percent in Philadelphia County, 29.3 percent in Pennsylvania and 35.8 percent in the United States. In 2000, owner-occupied housing increased in Bucks County to 77.4 percent and in Montgomery County to 73.5 percent, but decreased in Philadelphia County to 59.3 percent. Owner-occupancy increased in Pennsylvania and the United States to 71.3 percent and 66.2 percent, respectively. Conversely, the renter-occupied rates decreased in Bucks County to 22.6 percent and in Montgomery County to 26.5 percent, increased in Philadelphia County to 26.5 percent, and decreased in Pennsylvania and the United States to 28.7 percent and 33.8 percent, respectively.

The market area counties’ 1990 median housing values were $139,000, $142,400 and $48,400, for Bucks, Montgomery and Philadelphia Counties, respectively, with Pennsylvania’s median housing value at $69,100 and the United States’ at $78,500. The 1990 median rents in the respective market area counties were $604, 593 and $452, compared to the median rent of Pennsylvania at $404 and the United States at $374. In 2000, median housing values had increased in the market area counties, Pennsylvania and the United States. The market area counties had 2000 median housing values of $163,200, $160,700 and $59,700 in Bucks, Montgomery and Philadelphia Counties, respectively, with Pennsylvania at $97,000 and the United States at $119,600. The 2000 median rents were $736, $757 and $569 in the market area counties of Bucks, Montgomery and Philadelphia, respectively, and $531 and $602 in Pennsylvania and the United States, respectively.

Description of Primary Market Area (cont.)

In 1990, the major source of employment in the market area (average of all three counties) by industry group, based on share of employment, was the services sector with an average of 39.2 percent. The services sector was also the source of the majority of employment in Pennsylvania and the United States with 36.6 percent of jobs in Pennsylvania and 34.0 percent in the United States (reference Exhibit 28). The wholesale/retail sector was the second major employer in the market area at 21.1 percent, as it was at 21.5 percent in Pennsylvania and 27.5 percent in the United States. The manufacturing sector was the third major employment sector at 18.3 percent, also third in Pennsylvania at 20.0 percent of the employment and in the United States at 19.2 percent. The construction sector, finance, insurance and real estate sector, transportation/utilities sector, and the agriculture/mining sector combined to provide 21.5 percent of employment in the market area, 21.9 percent of employment in Pennsylvania and 19.3 percent in the United States.

In 2000, the services industry, wholesale/retail trade, and manufacturing industry provided the first, second and third highest sources of employment, respectively, for the market area, similar to Pennsylvania and the United States. The services industry accounted for 49.3 percent, 46.4 percent and 46.7 percent in the market area, Pennsylvania and the United States, respectively. The wholesale/retail sector provided for 15.5 percent, 15.7 percent and 15.3 percent in the market area, Pennsylvania and the United States, respectively. The manufacturing sector provided 13.1 percent, 16.0 percent and 14.1 percent of employment in the market area, Pennsylvania and the United States, respectively.

Some of the largest employers in the area are listed below.

Employer	Business

Comcast	Cable TV/Internet Provider

CIGNA	Insurance Company

Lincoln Financial Group	Insurance Company

Sunoco	Energy Company

Aramark	Food Services

Description of Primary Market Area (cont.)

Crown Holdings Inc.	Packing Company

Rohn and Haas Company	Specialty Chemicals

Glaxo SmithKline	Pharmaceuticals

Boeing	Helicopters Division

Pep Boys	Automotive Parts

Unemployment rates are another key economic indicator. Exhibit 29 shows the unemployment rates in Bucks, Montgomery and Philadelphia Counties, Pennsylvania and the United States in 2002 through April of 2006. Bucks County and Montgomery Counties have been characterized by lower unemployment rates compared to Philadelphia County, Pennsylvania and the United States. In 2002, Bucks County had an unemployment rate of 4.9 percent, compared to unemployment rates of 4.5 percent in Montgomery County, 7.6 percent in Philadelphia County, 5.6 percent in Pennsylvania and 5.8 percent in the United States. Unemployment rates decreased in 2003 to 4.7 percent in Bucks County, compared to increases to 7.8 percent in Philadelphia County, 5.7 percent in Pennsylvania and 6.0 percent in the United States, while Montgomery County’s unemployment rate remained at 4.5 percent. In 2004, the unemployment rate remained at 4.7 percent in Bucks County, while Montgomery County, Philadelphia County, Pennsylvania and the United States had decreases in their unemployment rates to 4.3 percent, 7.5 percent, 5.5 percent and 5.5 percent, respectively. In 2005, all areas had unemployment rate decreases. Bucks, Montgomery and Philadelphia Counties had unemployment rates of 4.1 percent, 3.9 percent and 6.8 percent while Pennsylvania and the United States decreased to 5.0 percent and 5.1 percent. Through July of 2006, unemployment rates remained generally constant at 4.2 percent, 3.9 percent, 6.7 percent, 4.9 percent and 5.0 percent in Bucks, Montgomery and Philadelphia Counties, Pennsylvania and the United States.

Exhibit 30 provides deposit data for banks and thrifts in Montgomery and Philadelphia Counties. Polonia’s deposit base in the market area was $131.5 million or a 0.7 percent share of the $19.6 billion total thrift deposits and a smaller 0.2 percent share of the total deposits, which were $53.2 billion as of June 30, 2005. It is evident from the size of the thrift deposits and bank deposits that the market area has a strong deposit base, with Polonia having minimal market penetration for thrift deposits and total deposits.

Description of Primary Market Area (cont.)

Exhibit 31 provides interest rate data for each quarter for the years 2002 through the first quarter of 2006. The interest rates tracked are the Prime Rate, as well as 90-Day, One-Year and Thirty-Year Treasury Bills. Short term interest rates experienced a declining trend in 2002 and then a basically flat trend in 2003. This trend indicates some increase in One-Year Treasury Bills and 30-Year Treasury Notes. Then rates have indicated constant increases in each quarter in 2005 and continuing at a strong pace in 2006.

SUMMARY

To summarize, the primary component of Polonia’s market area, Philadelphia County, has experienced a decrease in population and households since 1990. Such a pattern is projected to continue from 2005 through 2010. Philadelphia County indicated a lower per capita income and lower household income than Pennsylvania and the United States. In both 1990 and 2000, the median rent in Philadelphia County was slightly higher than Pennsylvania’s median rent but lower than the national average. In 1990 and 2000, Philadelphia County’s median housing value was significantly lower than Pennsylvania and the United States. All demographic metrics in Montgomery and Bucks Counties were higher than Philadelphia County, Pennsylvania and the United States, but represent a small component of Polonia’s current market area.

The three county market area has had slightly lower unemployment rates compared to Pennsylvania and the United States. Finally, the market area is a competitive financial institution market dominated by banks with a total market deposit base for banks and thrifts in the market area that is $53.2 billion in deposits.

III.	COMPARABLE GROUP SELECTION

Introduction

Integral to the valuation of the Corporation is the selection of an appropriate group of publicly-traded thrift institutions, hereinafter referred to as the “comparable group”. This section identifies the comparable group and describes each parameter used in the selection of each institution in the group, resulting in a comparable group based on such specific and detailed parameters, current financials and recent trading prices. The various characteristics of the selected comparable group provide the primary basis for making the necessary adjustments to the Corporation’s pro forma value relative to the comparable group. There is also a recognition and consideration of financial comparisons with all publicly-traded, FDIC-insured thrifts in the United States and all publicly-traded, FDIC-insured thrifts in the Mid-Atlantic region and in Pennsylvania.

Exhibits 32 and 33 present Thrift Stock Prices and Pricing Ratios and Key Financial Data and Ratios, respectively, both individually and in aggregate, for the universe of 211 publicly-traded, FDIC-insured thrifts in the United States (“all thrifts”), excluding mutual holding companies, used in the selection of the comparable group and other financial comparisons. Exhibits 32 and 33 also subclassify all thrifts by region, including the 42 publicly-traded Mid-Atlantic thrifts (“Mid-Atlantic thrifts”) and the 13 publicly-traded thrifts in Pennsylvania (“Pennsylvania thrifts”), and by trading exchange. Exhibit 34 presents prices, pricing ratios and price trends for all FDIC-insured thrifts completing their conversions between June 30, 2005, and August 29, 2006.

The selection of the comparable group was based on the establishment of both general and specific parameters using financial, operating and asset quality characteristics of Polonia as determinants for defining those parameters. The determination of parameters was also based on the uniqueness of each parameter as a normal indicator of a thrift institution’s operating philosophy and perspective. The parameters established and defined are considered to be both reasonable and reflective of Polonia’s basic operation.

Introduction (cont.)

Inasmuch as the comparable group must consist of at least ten institutions, the parameters relating to asset size and geographic location have been expanded as necessary in order to fulfill this requirement.

GENERAL PARAMETERS

Merger/Acquisition

The comparable group will not include any institution that is in the process of a merger or acquisition due to the price impact of such a pending transaction. As of August 29, 2006, no potential comparable group candidate had to be eliminated due to an involvement in a merger/acquisition transaction.

There is are no pending merger/acquisition transaction involving thrift institutions in Polonia’s city, county or market area, as indicated in Exhibit 35.

Mutual Holding Companies

The comparable group will not include any mutual holding companies. The percentage of public ownership of individual mutual holding companies indicates a wide range from minimal to 49 percent, the largest permissible percentage, causing them to demonstrate certain varying individual characteristics different among themselves and from conventional, publicly-traded companies. A further reason for the elimination of mutual holding companies as potential comparable group candidates relates to the presence of a mid-tier, publicly-traded holding company in some, but not all, mutual holding company structures. The presence of mid-tier holding companies can also result in inconsistent and unreliable comparisons among the relatively small universe of 66 publicly-traded mutual holding companies as well between

Mutual Holding Companies (cont.)

those 66 entities and the larger universe of conventional, publicly-traded thrift institutions. As a result of the foregoing and other factors, mutual holding companies typically demonstrate higher pricing ratios that relate to their minority ownership structure and are inconsistent in their derivation with those calculated for conventionally structured, publicly-traded institutions. In our opinion it is appropriate to limit individual comparisons to institutions that are 100 percent publicly owned. Exhibit 35 presents pricing ratios and Exhibit 36 presents key financial data and ratios for the 66 publicly-traded, FDIC-insured mutual holding companies in the United States. All thrift institutions that were potential comparable group candidates but were in the mutual holding company form were not considered.

Trading Exchange

It is necessary that each institution in the comparable group be listed on one of the three major stock exchanges, the Pennsylvania Stock Exchange, the American Stock Exchange, or the National Bank of Securities Dealers Automated Quotation System (NASDAQ). Such a listing indicates that an institution’s stock has demonstrated trading activity and is responsive to normal market conditions, which are requirements for listing. Of the 277 publicly-traded, FDIC-insured institutions, including 66 mutual holding companies, 14 are traded on the New York Stock Exchange, 6 are traded on the American Stock Exchange and 153 are listed on NASDAQ, 67 are traded on the OTC Bulletin Board and 37 are listed in the Pink Sheets.

IPO Date

Another general parameter for the selection of the comparable group is the initial public offering (“IPO”) date, which must be at least four quarterly periods prior to the trading date of August 29, 2006, used in this report, in order to insure at least four consecutive quarters of

IPO Date (cont.)

reported data as a publicly-traded institution. The resulting parameter is a required IPO date prior to June 30, 2005.

Geographic Location

The geographic location of an institution is a key parameter due to the impact of various economic and thrift industry conditions on the performance and trading prices of thrift institution stocks. Although geographic location and asset size are the two parameters that have been developed incrementally to fulfill the comparable group requirements, the geographic location parameter has nevertheless eliminated regions of the United States distant to Seneca Falls, including the western and southwestern states.

The geographic location parameter consists of New England, Mid-Atlantic, Midwest and Southeast states. To extend the geographic parameter beyond those states could result in the selection of similar thrift institutions with regard to financial conditions and operating characteristics, but with different pricing ratios due to their geographic regions. The result could then be an unrepresentative comparable group with regard to price relative to the parameters and, therefore, an inaccurate value.

Asset Size

Asset size was another key parameter used in the selection of the comparable group. The range of total assets for any potential comparable group institution was $750 million or less, due to the general similarity of asset mix and operating strategies of institutions within this asset range, compared to Polonia, with assets of approximately $160.8 million. Such an asset size parameter was necessary to obtain an appropriate comparable group of at least ten institutions.

Asset Size (cont.)

In connection with asset size, we did not consider the number of offices or branches in selecting or eliminating candidates, since that characteristic is directly related to operating expenses, which are recognized as an operating performance parameter.

SUMMARY

Exhibits 38 and 39 show the 46 institutions considered as comparable group candidates after applying the general parameters, with the shaded lines denoting the institutions ultimately selected for the comparable group using the balance sheet, performance and asset quality parameters established in this section.

BALANCE SHEET PARAMETERS

Introduction

The balance sheet parameters focused on seven balance sheet ratios as determinants for selecting a comparable group, as presented in Exhibit 38. The balance sheet ratios consist of the following:

1.	Cash and investments to assets

2.	Mortgage-backed securities to assets

3.	One- to four-family loans to assets

4.	Total net loans to assets

5.	Total net loans and mortgage-backed securities to assets

6.	Borrowed funds to assets

7.	Equity to assets

The parameters enable the identification and elimination of thrift institutions that are distinctly and functionally different from Polonia with regard to asset mix. The balance sheet

Introduction (cont.)

parameters also distinguish institutions with a significantly different capital position from Polonia. The ratio of deposits to assets was not used as a parameter as it is directly related to and affected by an institution’s equity and borrowed funds ratios, which are separate parameters.

Cash and Investments to Assets

The Bank’s ratio of cash and investments to assets was 3.1 percent at June 30, 2006, and reflects Polonia’s smaller share of investments compared to national and regional averages, and also considerably lower than the average for Pennsylvania thrifts. The Bank’s investments have consisted primarily of federal agency securities, equity and corporate securities and deposits in other financial institutions. During the quarter ended June 30, 2006, Polonia reduced its balance of investment securities, excluding mortgage-backed securities, from $21.1 million at March 31, 2006, to $5.0 million, using a portion of the sale proceeds to reduce borrowings.

For its most recent four calendar years, Polonia’s average ratio of cash and investments to assets was a higher 23.8 percent, from a high of 31.2 percent in 2002 to a low of 14.3 percent in 2005, with a declining trend. It should be noted that, for the purposes of comparable group selection, Polonia’s $1.2 million balance of Federal Home Loan Bank stock at June 30, 2006, is included in the other assets category, rather than in cash and investments, in order to be consistent with reporting requirements and sources of statistical and comparative analysis related to the universe of comparable group candidates and the final comparable group.

The parameter range for cash and investments is fairly broad, in spite of Polonia’s current average balance of cash and investments, related to the general volatility of this parameter and institutions’ varying liquidity options and approaches, including the purchase of mortgage-backed and mortgage derivative securities. The range has been defined as 20.0 or less of assets, with a midpoint of 10.0 percent.

Mortgage-Backed Securities to Assets

At June 30, 2006, Polonia’s ratio of mortgage-backed securities to assets was a higher 23.4 percent compared to the regional average of 15.4 percent and the national average of 9.5 percent for publicly-traded thrifts. The Bank’s four most recent calendar year average is 13.9 percent, more in line with industry averages, with Polonia’s share of investments increasing from 8.9 percent to 21.4 percent of total assets from 2004 to 2005.

Inasmuch as many institutions purchase mortgage-backed securities as an alternative to both lending, relative to cyclical loan demand and prevailing interest rates, and other investment vehicles, this parameter is also fairly broad at 30.0 percent or less of assets and a midpoint of 15.0 percent.

One- to Four-Family Loans to Assets

Polonia’s lending activity is focused on the origination of residential mortgage loans secured by one- to four-family dwellings. One- to four-family loans, including construction loans, represented 60.8 percent of the Bank’s assets at June 30, 2006, which is moderately higher than the national average of 46.9 percent. The parameter for this characteristic requires any comparable group institution to have from 25.0 percent to 75.0 percent of its assets in one- to four-family loans with a midpoint of 50.0 percent.

Total Net Loans to Assets

At June 30, 2006, Polonia had a 64.8 percent ratio of total net loans to assets and a lower four calendar year average of 52.7 percent, both being lower than the national average of 71.7 percent for publicly-traded thrifts and the Bank’s current ratio being similar to the regional average of 63.8 percent. The Bank’s ratio of total net loans to assets has demonstrated a

Total Net Loans to Assets (cont.)

generally flat trend during the last four calendar years, but increasing moderately at June 30, 2006.

The parameter for the selection of the comparable group is from 40.0 percent to 90.0 percent with a midpoint of 65.0 percent. The wider range is due to the fact that, as the referenced national and regional averages indicate, many institutions hold a greater volume of investment securities and/or mortgage-backed securities as cyclical alternatives to lending, but may otherwise be similar to Polonia

Total Net Loans and Mortgage-Backed Securities to Assets

As discussed previously, Polonia’s shares of mortgage-backed securities to assets and total net loans to assets were 23.4 percent and 64.8 percent, respectively, for a combined share of 88.2 percent. Recognizing the industry and regional ratios of 9.5 percent and 15.4 percent, respectively, of mortgage-backed securities to assets, the parameter range for the comparable group in this category is 60.0 percent to 92.0 percent, with a midpoint of 76.0 percent.

Borrowed Funds to Assets

Polonia had a $10.8 million balance of borrowed funds at June 30, 2006, consisting of FHLB advances, representing 6.7 percent of assets. At December 31, 2005, the Bank’s borrowed funds were $16.9 million or a higher 9.7 percent of assets, which is lower than its borrowed funds of $26.6 million or 15.1 percent of assets at December 31, 2004. As previously indicated, during the second quarter of 2006, the Bank reduced its balance of investment securities and used a portion of the proceeds to repay advances.

Borrowed Funds to Assets (cont.)

The use of borrowed funds by some banks indicates an alternative to retail deposits and may provide a source of longer term funds. The federal insurance premium on deposits has also increased the attractiveness of borrowed funds. The institutional demand for borrowed funds had increased, due to the greater competition for deposits and higher interest rates, resulting in an increase in borrowed funds by many banks as an alternative to higher cost and/or longer term certificates. Rising interest rates resulted in some moderation of borrowings in the banking industry, particularly among nonpublicly-traded banks. The ratio of borrowed funds to assets, therefore, does not typically indicate higher risk or more aggressive lending, but primarily an alternative to retail deposits.

The range of borrowed funds to assets is 25.0 percent or less with a midpoint of 12.5 percent.

Equity to Assets

Polonia’s equity to assets ratio was 7.06 percent at June 30, 2006, 6.92 percent at December 31, 2005 and a higher 7.39 percent at December 31, 2004. After conversion, based on the midpoint value of $22.0 million and a public offering of $9.9 million, with approximately 65 percent of the net proceeds of the public offering going to the Bank, Polonia’s equity is projected to stabilize in the area of 10 percent of assets. Based on that equity ratio, we have defined the equity ratio parameter to be 5.0 percent to 14.0 percent with a midpoint ratio of 9.5 percent.

PERFORMANCE PARAMETERS

Introduction

Exhibit 39 presents five parameters identified as key indicators of Polonia’s earnings performance and the basis for such performance both historically and during the four quarters ended June 30, 2006. The primary performance indicator is the Bank’s return on average assets (ROAA). The second performance indicator is the Bank’s return on average equity (ROAE). To measure the Bank’s ability to generate net interest income, we have used net interest margin. The supplemental source of income for the Bank is noninterest income, and the parameter used to measure this factor is the ratio of noninterest income to average assets. The final performance indicator is the Bank’s ratio of operating expenses or noninterest expenses to average assets, a key factor in distinguishing different types of operations, particularly institutions that are aggressive in secondary market activities, which often results in much higher operating costs and overhead ratios.

Return on Average Assets

The key performance parameter is the ROAA. For the twelve months ended June 30, 2006, Polonia’s ROAA was a negative 0.05 percent based on core earnings after taxes of $90,000 and its net ROAA was a negative (0.55) percent based on a net loss of ($916,000), as detailed in Item I of this Report. The Bank’s ROAA over its most recent four calendar years, based on net earnings, was (0.38) percent in 2005, 0.36 percent in 2004, 0.28 percent in 2003 and (0.26) percent in 2002.

Considering the historical and current earnings performance of Polonia, the range for the ROAA parameter based on core income has been defined as 0.75 percent or less with a midpoint of 0.38 percent.

Return on Average Equity

The ROAE has been used as a secondary parameter to eliminate any institutions with an unusually high or low ROAE that is inconsistent with the Bank’s position. This parameter does not provide as much meaning for a recently converted thrift institution as it does for established stock institutions, due to the unseasoned nature of the capital structure of the recently converted thrift and the inability to accurately reflect a mature ROAE for the recently converted thrift relative to other stock institutions.

Prior to the minority stock offering, the Bank’s ROAE for the twelve months ended June 30, 2006, was a negative (7.41) percent based on net income and a positive 0.73 percent based on core income. The parameter range for the comparable group, based on core income, is 12.0 percent or less with a midpoint of 6.0 percent.

Net Interest Margin

Polonia had a net interest margin of 2.88 percent for the twelve months ended June 30, 2006, representing net interest income as a percentage of average interest-earning assets. The Bank’s net interest margin in calendar years 2005 and 2004 was 3.04 percent and 2.94 percent, respectively, with a four calendar year average of 2.68 percent.

The parameter range for the selection of the comparable group is from a low of 2.25 percent to a high of 3.50 percent with a midpoint of 2.88 percent.

Operating Expenses to Assets

For the twelve months ended June 30, 2006, Polonia had a 3.34 percent ratio of operating expense to average assets. In calendar years 2005 and 2004, the Bank’s expense ratio was a lower 3.17 percent and 2.82 percent, respectively. For its four most recent calendar years ended December 31, 2005, Polonia’s operating expense ratio averaged 2.87 percent and indicates a mild upward trend. The Bank’s current operating expense ratio remains considerably higher than the averages of 1.54 percent for publicly traded Mid-Atlantic savings institutions and 2.11 percent for all publicly-traded savings institutions. For all FDIC-insured thrift institutions, the ratio of noninterest expense to average assets was a higher 2.35 percent for the twelve months ended June 30, 2006.

The operating expense to assets parameter for the selection of the comparable group is from a low of 2.25 percent to a high of 4.00 percent with a midpoint of 3.13 percent.

Noninterest Income to Assets

Compared to all publicly-traded thrifts, Polonia has historically experienced a considerably lower than average dependence on noninterest income as a source of additional

Noninterest Income to Assets (cont.)

income. The Bank’s noninterest income was a negative $(141,000), which was driven by losses on the sale of investment securities, or (0.08) percent of assets for the twelve months ended June 30, 2006, compared to the higher 1.18 percent average for publicly-traded thrift institutions during that period. For the twelve months ended June 30, 2006, Mid-Atlantic thrifts and Pennsylvania thrifts had ratios of 0.61 percent and 0.85 percent, respectively. The Bank’s ratio of noninterest income to average assets was 0.16 percent in 2005, 0.59 percent in 2004 and 0.83 percent in 2003.

The range for this parameter for the selection of the comparable group is 1.25 percent of average assets or less, with a midpoint of 0.63 percent.

ASSET QUALITY PARAMETERS

Introduction

The final set of financial parameters used in the selection of the comparable group are asset quality parameters, also shown in Exhibit 39. The purpose of these parameters is to insure that any thrift institution in the comparable group has an asset quality position similar to that of Polonia. The three defined asset quality parameters are the ratios of nonperforming assets to total assets, repossessed assets to total assets and loan loss reserves to total assets at the end of the most recent period.

Nonperforming Assets to Assets

Polonia’s ratio of nonperforming assets to assets was 0.15 percent at June 30, 2006, which was lower than the national average of 0.62 percent for publicly-traded thrifts and lower than Mid-Atlantic thrifts at 0.23 percent and lower than the Bank’s 0.42 percent ratio at

Nonperforming Assets to Assets (cont.)

December 31, 2005. For its four most recent calendar years ended December 31, 2005, the Bank’s ratio of nonperforming assets to total assets averaged 0.62 percent, ranging from a low of 0.42 percent in 2005 to a high of 0.79 percent in 2002 with a consistently declining trend.

The parameter range for nonperforming assets to assets has been defined as 1.00 percent of assets or less with a midpoint of 0.50 percent.

Repossessed Assets to Assets

Polonia had repossessed assets of $29,000 at June 30, 2006, representing 0.02 percent of total assets, but had a much higher $428,000 of repossessed assets at December 31, 2005, representing 0.25 percent of total assets. For its four most recent calendar years, the Bank’s ratio of repossessed assets to total assets averaged 0.39 percent with a declining trend since 2002. National and regional averages were 0.11 percent and 0.04 percent, respectively, for publicly-traded thrift institutions at June 30, 2006.

The range for the repossessed assets to total assets parameter is 0.25 percent of assets or less with a midpoint of 0.13 percent.

Loans Loss Reserves to Assets

Polonia had an allowance for loan losses of $649,000, representing a loan loss allowance to total assets ratio of 0.40 percent, at June 30, 2006, which is identical to its ratio at December 31, 2005, virtually identical to its 0.39 percent ratio at December 31, 2004. For the four calendar years of 2002 through 2005, the Bank’s loan loss reserve averaged 0.30 percent of assets.

Loans Loss Reserves to Assets (cont.)

The loan loss allowance to assets parameter range used for the selection of the comparable group required a minimum ratio of 0.20 percent of assets.

THE COMPARABLE GROUP

With the application of the parameters previously identified and applied, the final comparable group represents ten institutions identified in Exhibits 40, 41 and 42. The comparable group institutions range in size from $148.2 million to $612.5 million with an average asset size of $359.8 million and have an average of 8.5 offices per institution. One of the comparable group institutions was converted in 1985, one in 1986, one in 1993, one in 1994, two in 1996, two in 1999, one in 2001 and one in 2003. All ten of the comparable group institutions are traded on NASDAQ and all are insured by the recently consolidated Deposit Insurance Fund (DIF). The comparable group institutions as a unit have a ratio of equity to assets of 9.35 percent, which is 8.8 percent higher than all publicly-traded thrift institutions in the United States and 11.7 percent higher than the 14 publicly-traded thrift institutions in Pennsylvania, and for the most recent four quarters indicated a core return on average assets of 0.38 percent, lower than all publicly-traded thrifts at 1.00 percent and lower than publicly-traded Pennsylvania thrifts at 0.59 percent.

IV.	ANALYSIS OF FINANCIAL PERFORMANCE

This section reviews and compares the financial performance of Polonia to all publicly-traded thrifts, to publicly-traded thrifts in the Mid-Atlantic region and to Pennsylvania thrifts, as well as to the ten institutions constituting Polonia’s comparable group, as selected and described in the previous section. The comparative analysis focuses on financial condition, earning performance and pertinent ratios as presented in Exhibits 43 through 48.

As presented in Exhibits 43 and 44, at June 30, 2006, Polonia’s total equity of 7.06 percent of assets was lower than the 9.35 percent for the comparable group, the 10.01 percent for all thrifts, the 10.30 percent for Mid-Atlantic thrifts and the 8.37 percent ratio for the 14 Pennsylvania thrifts. The Bank had a 64.80 percent share of net loans in its asset mix, modestly lower than the comparable group at 67.69 percent, and more notably lower than all thrifts at 71.67 percent and Mid-Atlantic thrifts at 63.82 percent, but higher than Pennsylvania thrifts at 54.08 percent. Polonia’s share of net loans, lower than industry averages, is primarily the result of its larger share of mortgage-backed securities, offset by its much smaller share of cash and investments. The comparable group had a considerably higher 15.06 percent share of cash and investments compared to the Bank at 3.12 percent, and a lower 10.93 percent share of mortgage-backed securities. All thrifts had 9.50 percent of assets in mortgage-backed securities and 13.34 percent in cash and investments. Polonia’s 84.48 percent share of deposits was higher than the comparable group and Pennsylvania thrifts, and also higher than all thrifts and Mid-Atlantic thrifts, reflecting the Bank’s lower than average 6.71 percent ratio of borrowed funds to assets and lower equity to assets ratio of 7.06 percent. The comparable group had deposits of 71.07 percent and borrowings of 17.55 percent. All thrifts averaged a 57.02 percent share of deposits and 32.14 percent of borrowed funds, while Mid-Atlantic thrifts had a 56.42 percent share of deposits and a 31.35 percent share of borrowed funds. Pennsylvania thrifts averaged a 59.49 percent share of deposits and a 29.45 percent share of borrowed funds. Polonia was absent intangible assets at June 30, 2006, compared to 0.62 percent for the comparable group, 0.82 percent for all thrifts, 1.55 percent for Mid-Atlantic thrifts and 1.74 percent for Pennsylvania thrifts.

Analysis of Financial Performance (cont.)

Operating performance indicators are summarized in Exhibits 45 and 46 and provide a synopsis of key sources of income and key expense items for Polonia in comparison to the comparable group, all thrifts, and regional thrifts for the trailing four quarters.

As shown in Exhibit 47, for the twelve months ended June 30, 2006, Polonia had a yield on average interest-earning assets lower than the comparable group, all thrifts, Mid-Atlantic thrifts and Pennsylvania thrifts. The Bank’s yield on interest-earning assets was 5.23 percent compared to the comparable group at 5.81 percent, all thrifts at 5.87 percent, Mid-Atlantic thrifts at 5.62 percent and Pennsylvania thrifts at 5.41 percent.

The Bank’s cost of funds for the twelve months ended June 30, 2006, was lower than the comparable group, all thrifts, Mid-Atlantic thrifts, and Pennsylvania thrifts. Polonia had an average cost of interest-bearing liabilities of 2.40 percent compared to 2.89 percent for the comparable group, 2.91 percent for all thrifts, 2.80 percent for Mid-Atlantic thrifts and 3.06 percent for Pennsylvania thrifts. The Bank’s lower yield on interest-earning assets and lower interest cost resulted in a net interest spread of 2.83 percent, which was lower than the comparable group at 2.93 percent and all thrifts at 2.96 percent, similar to Mid-Atlantic thrifts at 2.82 percent, and higher than Pennsylvania thrifts at 2.34 percent. Polonia generated a net interest margin of 2.88 percent for the twelve months ended June 30, 2006, based on its ratio of net interest income to average interest-earning assets, which was moderately lower than the comparable group ratio of 3.11 percent. All thrifts averaged a higher 3.19 percent net interest margin for the trailing four quarters, with Mid-Atlantic thrifts at 3.03 percent and Pennsylvania thrifts at a lower 2.52 percent.

Polonia’s major source of earnings is interest income, as indicated by the operations ratios presented in Exhibit 46. The Bank took no provision for loan losses during the twelve months ended June 30, 2006. The comparable group indicated a provision representing 0.29 percent of assets, with all thrifts at 0.10 percent, Mid-Atlantic thrifts at 0.07 percent and Pennsylvania thrifts with a credit of 0.16 percent.

Analysis of Financial Performance (cont.)

Net of $1,006,000 of losses on the sale of investment securities, the Bank’s noninterest income was $866,000 or 0.52 percent of average assets for the twelve months ended June 30, 2006. The incorporation of those losses, however, reduces the Bank’s total noninterest income to a negative $(141,000) or (0.08) percent of average assets for the twelve months ended June 30, 2006. The comparable group had a 0.68 percent ratio noninterest income to average assets, which was lower than all thrifts at 1.22 percent, similar to Mid-Atlantic thrifts at 0.61 percent and lower than Pennsylvania thrifts at 0.85 percent. For the twelve months ended June 30, 2006, Polonia’s operating expense ratio was 3.34 percent of average assets, which was higher than the comparable group at 2.80 percent and higher than all thrifts at 2.11 percent, Mid-Atlantic thrifts at 1.54 percent and Pennsylvania thrifts at 1.96 percent.

The overall impact of Polonia’s income and expense ratios is reflected in the Bank’s net loss and negative return on assets. For the twelve months ended June 30, 2006, the Bank had a negative net ROAA of (0.55) percent and a positive core ROAA of 0.05 percent, reflecting its net losses of $(916,000) and positive core earnings of $90,000, as indicated in Section I and Exhibit 9 of this report. For its most recent four quarters, the comparable group had a net ROAA of 0.43 percent and a modestly lower core ROAA of 0.38 percent. All publicly-traded thrifts averaged a higher 1.00 percent core ROAA, with Mid-Atlantic thrifts at 0.98 percent and Pennsylvania thrifts at 0.59 percent.

V.	MARKET VALUE ADJUSTMENTS

This is a conclusive section where adjustments are made to determine the pro forma market value or appraised value of the Corporation based on a comparison of Polonia with the comparable group. These adjustments will take into consideration such key items as earnings performance and growth potential, market area, financial condition, asset and deposit growth, dividend payments, subscription interest, liquidity of the stock to be issued, management, and market conditions or marketing of the issue. It must be noted, however, that all of the institutions in the comparable group have their differences among themselves and from the Bank, and as a result, such adjustments become necessary.

EARNINGS PERFORMANCE

In analyzing earnings performance, consideration was given to net interest income, the amount and volatility of interest income and interest expense relative to changes in market area conditions and to changes in overall interest rates, the quality of assets as it relates to the presence of problem assets which may result in adjustments to earnings, the amounts and ratios of current and historical classified assets and real estate owned, the balance of valuation allowances to support any problem assets or nonperforming assets, the amount and volatility of non-interest income, and the level of non-interest expenses.

As discussed earlier, the Bank’s historical business model has focused on increasing its noninterest income; maintaining a reasonable net interest margin; maintaining a lower ratio of nonperforming assets; monitoring and strengthening its ratio of interest sensitive assets relative to interest sensitive liabilities, thereby improving its sensitivity measure and its overall interest rate risk; maintaining adequate allowances for loan losses to reduce the impact of any unforeseen charge-offs, and striving to control its overhead expenses and improve its efficiency ratio. In the future, following its minority offering, it will be the objective of the Bank to increase its net interest spread and margin, increase its non-interest income, increase the

Earnings Performance (cont.)

amount and consistency of its net income, increase its return on assets and return on equity, and work toward reducing its overhead expenses.

Earnings are generally related to an institution’s ability to generate loans and/or to increase its loan portfolio through loan purchases and participations at favorable rates. The Bank was an active originator of mortgage loans and a modest originator of non-mortgage loans in 2004 and 2005 and during the first quarter of 2006, although its overall increase in loans receivable was very modest.

From December 31, 2004, to June 30, 2006, total loans receivable increased by a modest $7.6 million or an annualized increase of 5.2 percent from $97.4 million to $105.0 million. During that period, the loan categories indicating growth were one- to four-family residential real estate loans, which increased by $8.3 million, and home equity loans, which increased by $359,000. All other categories indicated modest to moderate shrinkage during that six quarter period, with multi-family and commercial real estate loans decreasing by $182,000 and nonmortgage loans decreasing by $968,000.

The impact of Polonia’s lending efforts has been to generate a yield on average interest-earning assets of 5.23 percent for the twelve months ended June 30, 2006, compared to a higher 5.81 percent for the comparable group, 5.87 percent for all thrifts and 5.62 percent for Mid-Atlantic thrifts. The Bank’s ratio of interest income to average assets was 5.01 percent for the twelve months ended June 30, 2006, which was lower than the comparable group at 5.43 percent, all thrifts at 5.49 percent and Mid-Atlantic thrifts at 5.04 percent.

Polonia’s 2.40 percent cost of interest-bearing liabilities for the twelve months ended June 30, 2006, was lower than the comparable group at 2.89 percent, all thrifts at 2.91 percent, Mid-Atlantic thrifts at 2.80 percent and Pennsylvania thrifts at 3.06 percent. The Bank’s resulting net interest spread of 2.83 percent for the twelve months ended June 30, 2006, was lower than the comparable group at 2.92 percent and all thrifts at 2.96 percent, similar to Mid-

Earnings Performance (cont.)

Atlantic thrifts at 2.82 percent, but higher than Pennsylvania thrifts at 2.35 percent. The Bank’s net interest margin of 2.88 percent, based on average interest-earning assets for the twelve months ended June 30, 2006, was lower than the comparable group at 3.11 percent, all thrifts at 3.19 percent and Mid-Atlantic thrifts at 3.03 percent.

The Bank’s ratio of noninterest income to assets was (0.08) percent for the twelve months ended June 30, 2006, which recognizes $(1,006,000) of losses on the sale of securities equal to (0.60) percent of average assets. The comparable group’s ratio of noninterest income to assets was 0.68 percent, with Mid-Atlantic thrifts at 0.61 percent and all thrifts at 1.22 percent. The Bank’s operating expenses were a considerable 19.3 percent higher than the comparable group and significantly higher than all thrifts, Mid-Atlantic thrifts and Pennsylvania thrifts. For the twelve months ended June 30, 2006, Polonia had an operating expenses to assets ratio of 3.34 percent compared to 2.80 percent for the comparable group, 2.11 percent for all thrifts, 1.54 percent for Mid-Atlantic thrifts and 1.96 percent for Pennsylvania thrifts.

For the twelve months ended June 30, 2006, Polonia generated lower noninterest income, higher noninterest expenses and a lower net interest margin relative to its comparable group. As a result, the Bank had negative net earnings and positive but very modest core earnings for the twelve months ended June 30, 2006, resulting in a negative net ROAA of (0.55) percent and a positive core ROAA of 0.05 percent. Based on net earnings, the Bank had a negative return on average assets of (0.38) percent in calendar 2005, following positive ROAA of 0.36 percent in 2004 and 0.28 percent in 2003. For the twelve months ended June 30, 2006, the comparable group had a higher core ROAA of 0.38 percent, while all thrifts indicated a higher 1.00 percent. The comparable group had a net ROAA of 0.43 percent for the twelve months ended June 30, 2006, with all thrifts at 0.97 percent and Mid-Atlantic thrifts at 0.85 percent.

The earnings stream and net earnings of Polonia will continue to be dependent on the overall trends in interest rates and its net interest margin, as well as the consistency, reliability and variation of its noninterest income and overhead expenses. Net of gains and losses,

Earnings Performance (cont.)

Polonia’s noninterest income indicated relatively mild fluctuation from calendar 2003 to 2005 and for the twelve months ended June 30, 2006, averaging 0.52 percent, which was nevertheless moderately lower than the comparable group at 0.68 percent for the twelve months ended June 30, 2006. Although considerably higher than industry averages, the Bank’s overhead expenses indicated a very mildly decreasing trend from 2002 to 2004, before increasing in 2005 and for the twelve months ended June 30, 2006. The Bank’s net interest margin, lower than the comparable group, has been the result of its lower yield on assets, partially offset by its generally lower cost of funds. Polonia’s cost of interest-bearing liabilities is likely to experience modest increases during the next few years, as short term rates continue to increase from their record lows in 2003 and 2004. Continued upward pressure on lending rates is also anticipated. Polonia’s composite yield on interest-earning assets is likely to increase modestly to moderately, based on the mix and repricing interval of the Bank’s loan portfolio, although the predominance of fixed-rate loans will limit the potential for increase. Investments should also experience a modestly higher yield, although their low dollar balance will somewhat marginalize the impact of such higher yield . It is also likely, however, that competition from both financial institutions and mortgage companies will limit the Bank’s ability to significantly increase rates on individual mortgage and non-mortgage loan products.

Polonia’s aggressive growth strategy, which includes branching, recognizes that the need to increase loans and deposits requires the very competitive pricing of its loan and deposit products. Consequently, the Bank projects very modest and gradual improvement in performance metrics, including noninterest income, net interest margin, efficiency ratio, ROAA and ROAE.

It is also recognized that Polonia’s current very low core ROAA, compared to the lower than average but higher ROAA of its comparable group, was negative for the calendar years 2002 and 2005, and was a positive but considerably lower than average 0.28 percent and 0.36 percent in 2003 and 2004, respectively. Although Polonia’s net interest margin and net interest spread both increased considerably since 2002, both metrics remain lower than comparable

Earnings Performance (cont.)

group, national and regional averages. Immediately following conversion, it is anticipated that the Bank’s higher equity to assets ratio will result in an initial decrease in ROAE, followed by limited growth in ROAE until conversion proceeds can be deployed into higher yielding loans. As indicated in the Bank’s business plan, during the next three years the Bank’s ROAA and ROAE are projected to increase modestly but steadily to ratios that remain lower than comparable group, regional and national averages.

In recognition of the foregoing earnings related factors, with consideration of both Polonia’s current and projected performance measures, a moderate downward adjustment has been made to Polonia’s pro forma market value for earnings performance.

MARKET AREA

As previously indicated in Section II, the Bank’s primary market area encompasses Philadelphia, Montgomery and Bucks Counties in Pennsylvania. Four of Polonia’s five offices are in Philadelphia County and are the source of approximately 88 percent of the Bank’s deposits. The Bank’s home office is in Montgomery County, which accounts for the remaining 12 percent of deposits. Based on those office locations and deposit sources, Polonia has experienced deposit shrinkage of $14.2 million or 9.1 percent since December 31, 2001, representing an annualized decrease of 2.1 percent.

Since 1990, Philadelphia County has experienced a population decrease, compared to increases in Montgomery County, Bucks County, Pennsylvania and the United States. Per capita income and median household income in Philadelphia County have been and remain lower than in Montgomery County, Bucks County, Pennsylvania and the United States. The median housing value in Philadelphia County is also significantly lower than Montgomery County, Bucks County, state and national averages.

Market Area (cont.)

The historical and current unemployment rates in Philadelphia County have been higher than in Pennsylvania and the United States, while Montgomery and Bucks Counties’ unemployment rates have been lower than state and national rates. The unemployment rates in Philadelphia, Montgomery and Bucks Counties through April, 2006, were 5.9 percent, 3.4 percent and 3.6 percent, respectively, compared to 4.4 percent in Pennsylvania and 4.5 percent in the United States.

In Polonia’s market area, the services sector represents the primary source of employment, followed by the wholesale/retail and manufacturing sectors. The level of financial competition Polonia’s market area was strong at June 30, 2005, the most recent reporting date, with commercial banks holding a strong majority of deposits. The Bank had a very modest penetration of thrift deposits and a slight penetration of bank deposits in Philadelphia and Montgomery Counties. Polonia experienced net decreases in deposits in three of its five most recent fiscal years and, as discussed above, an overall net deposit decrease since 2001 . It should be noted that from June 30, 2001, to June 30, 2005, Polonia’s deposits in Philadelphia County decreased from $137.9 million or a 0.54 percent market share to $115.5 million or a 0.33 percent market share. During that 4 year period, however, total deposits in Philadelphia County increased by approximately $10 billion and the number of banking offices in the county increased from 317 at June 30, 2001, to 336 at June 30, 2005.

In recognition of the foregoing factors, including deposit potential in a stagnant market, we believe that a moderate downward adjustment is warranted for the Bank’s current market area, of which Philadelphia County is the primary component.

FINANCIAL CONDITION

The financial condition of Polonia is discussed in Section I and shown in the related exhibits and is compared to the comparable group in Exhibits 42, 43 and 44. The Bank’s ratio of total equity to total assets was 7.06 percent at June 30, 2006, which was moderately lower than the comparable group at 9.35 percent, all thrifts at 10.01 percent and Mid-Atlantic thrifts at 10.30 percent. With a conversion at the midpoint, the Corporation’s consolidated pro forma equity to assets ratio will increase to approximately 10.7 percent. The Bank’s pro forma equity to assets ratio will increase to approximately 9.6 percent and its tangible capital ratio will be 10.0 percent following a midpoint conversion, based on the Bank receiving approximately 66 percent of the net conversion proceeds.

The Bank’s mix of assets and liabilities indicates some areas of notable variation from its comparable group. The Bank’s 84.48 percent ratio of deposits to total assets was higher than the comparable group at 71.07 percent, and significantly higher than all thrifts at 57.02 percent and Mid-Atlantic thrifts at 56.42 percent. Those variations are directly related to Polonia’s 6.71 percent ratio of borrowed funds to assets, which was lower than the comparable group at 17.55 percent, Mid-Atlantic thrifts at 31.35 percent and all thrifts at 32.14 percent.

Polonia had a 64.80 percent ratio of net loans to total assets at June 30, 2006, modestly lower than the comparable group at 67.69 and moderately lower than all thrifts at 71.67 percent, and similar to Mid-Atlantic thrifts at 63.82 percent. The Bank’s 3.12 percent share of cash and investments was much lower than the comparable group at 15.06 percent, all thrifts at 13.34 percent and Mid-Atlantic thrifts at 14.39 percent; but Polonia’s 23.36 percent ratio of mortgage-backed securities to total assets was significantly higher than the comparable group at 10.93 percent, all thrifts at 9.50 percent and Mid-Atlantic thrifts at 15.42 percent, although quite similar to Pennsylvania thrifts at 22.10 percent. Although the Bank’s combined share of cash and investments and mortgage-backed securities is generally in line with comparable group, national and regional averages, its much larger share of lower yielding residential mortgage loans is a significant basis for its lower yield on interest-earning assets.

Financial Condition (cont.)

Polonia had no intangible assets compared to 0.62 percent for the comparable group and a higher 0.82 percent for all thrifts and 1.55 percent for Mid-Atlantic thrifts. The Bank had repossessed assets at June 30, 2006, and at the close of its four most recent calendar years. At December 31, 2005, 2004, 2003 and 2002, repossessed assets represented 0.25 percent, 0.39 percent, 0.39 percent and 0.54 percent, respectively, of Polonia’s total assets. At June 30, 2006, the comparable group had a 0.02 percent ratio of repossessed assets to total assets, while all thrifts and Mid-Atlantic thrifts had ratios of 0.12 percent and 0.04 percent, respectively.

The financial condition of Polonia is strengthened by its lower 0.15 percent ratio of nonperforming assets to total assets at June 30, 2006, compared to a higher 0.55 percent ratio for the comparable group, a higher 0.62 percent for all thrifts and a similar 0.23 percent for Mid-Atlantic thrifts. It should be recognized that the Bank’s ratio of nonperforming assets to total assets averaged a higher 0.62 percent for its four most recent calendar years, with a decreasing trend.

The Bank had a low 2.87 percent ratio of high risk real estate loans to assets compared to 23.33 percent for the comparable group, 25.41 percent for all thrifts and 21.56 percent for Mid-Atlantic thrifts. The regulatory definition of high risk real estate loans is all mortgage loans other than those secured by one- to four-family residential properties. As previously discussed, 91.46 percent of Polonia’s total loans at June 30, 2006, were secured by one- to four-family residential properties.

At June 30, 2006, Polonia had $649,000 of allowance for loan losses, which represented 0.40 percent of assets and 0.63 percent of total loans. Those ratios are lower than the comparable group, which indicated allowances equal to 0.78 percent of assets and 1.13 percent of total loans. More significant, however, is an institution’s ratio of allowance for loan losses to nonperforming assets, since a considerable portion of nonperforming assets might eventually be charged off. Polonia’s $649,000 of allowance for loan losses, represented a higher 261.69 percent of nonperforming assets at June 30, 2006, compared to the comparable group’s 161.15

Financial Condition (cont.)

percent. All thrifts and Mid-Atlantic thrifts had ratios of 209.76 percent and 292.45 percent, respectively. Polonia’s ratio of net charge-offs to average total loans was 0.04 percent for the twelve months ended June 30, 2006, compared to ratios of 0.33 percent for the comparable group, 0.13 percent for all thrifts and 0.07 percent for Mid-Atlantic thrifts.

Historically and in recent periods, Polonia has experienced moderate levels of interest rate risk, as reflected by the exposure of its net portfolio value to negative changes under conditions of rising interest rates. Such interest rate risk levels are related in part to the Bank’s absence of adjustable-rate loans and decreasing share of cash and shorter term investments.

Overall, with particular consideration to the Bank’s equity ratio, asset quality, reserves, coverage, interest rate risk and shares of loans and deposits relative to the comparable group, we believe that no adjustment is warranted for Polonia’s current financial condition.

ASSET, LOAN, DEPOSIT AND EARNINGS GROWTH

During its most recent four calendar years, Polonia has been characterized by considerably lower rates of growth in assets and deposits and a similar rate of loan growth relative to the comparable group. Further compared to national and regional averages, the Bank is even more significantly lower in all three balance sheet categories The Bank’s average annual asset growth rate from 2001 to 2005 was a negative (2.30) percent, compared to a positive 5.5 percent average annual growth rate for the comparable group, 10.9 percent for all thrifts and 12.2 percent for Mid-Atlantic thrifts. Polonia’s lower asset growth rate is reflective primarily of its deposit shrinkage and lower balance of borrowings during that five year period. The Bank’s loan portfolio indicates an average annual increase of 4.7 percent from 2001 to 2005, compared to a similar average growth rate of 4.6 percent for the comparable group, but much higher growth rates of 11.4 percent for all thrifts and 12.1 percent for Mid-Atlantic thrifts.

Asset, Loan, Deposit and Earnings Growth (cont.)

Polonia’s deposits indicate an average annual decrease of (0.9) percent from 2001 to 2005, representing a dollar decrease of $12.8 million during those five years, with an additional decrease of $1.4 million or (1.0) percent during the first quarter of 2006. Annual deposit changes ranged from a moderate increase of 6.7 percent in 2005 to a decrease of (4.8) percent in 2004, compared to five year average growth rates of 5.8 percent for the comparable group, 11.4 percent for all thrifts and 10.8 percent for Mid-Atlantic thrifts. Concurrent with its deposit shrinkage, Polonia also experienced a similar $11.5 million decrease in borrowed funds from 2001 to 2005. Such decrease in borrowings and deposit runoff were the combined basis for the Bank’s $24.8 million decrease in assets during those five years. At June 30, 2006, Polonia’s 6.7 percent ratio of borrowed funds to assets was lower than the comparable group at 17.6 percent.

The Bank’s ability to increase its asset base and deposits in the future is, to a great extent, dependent on its being able to competitively price its loan and savings products, to maintain a high quality of service to its customers, to increase its market share and to increase its loan origination activity. Philadelphia County, the location of four of Polonia’s five offices, experienced a declining trend in population and households between 1990 and 2000 and between 2000 and 2005, compared to modest state increases and moderate national increases during those periods. A minimal increase in population and a small decrease in households are projected through 2010. In both 2000 and 2005, Philadelphia County also indicated markedly lower per capita income and median household income relative to Pennsylvania and the United States. In 1990 and 2000, housing values in Philadelphia County market area were also significantly lower than in Pennsylvania and the United States.

The Bank’s historical dependence on Philadelphia County, the location of four of its five offices and the source of approximately 88 percent of its deposits, could result in lower asset growth in the future as a result of its competitive operating environment, recognizing the limited growth in population and households projected for the future in the primary market area. It

Asset, Loan, Deposit and Earnings Growth (cont.)

should be noted that the Bank’s deposit market shares at June 30, 2005, were 0.33 percent in Philadelphia County and 0.09 percent in Montgomery County.

The strategies indicated in Polonia’s business plan include the opening of two de novo branches during the next three years, to be located in Montgomery and/or Bucks Counties, which have more favorable demographics than Philadelphia County. Overall, the Bank’s short to medium term focus is on growth and product diversification at the expense of improved operating performance. Although assets, loans and deposits are projected to experience growth of between 15 percent and 20 percent in each of the three years following conversion, Polonia’s net interest margin and ROAA are projected to increase very modestly to ratios remaining lower than the comparable group. Additionally, noninterest income is projected to remain lower and noninterest expense is projected to remain higher than the comparable group through the first quarter of 2010, with the Bank’s corresponding efficiency ratio being less favorable than comparable group, regional and national averages during that period.

Execution of an aggressive growth strategy, although well considered, beginning from Polonia’s current financial condition and earnings performance positions entails risk that is recognized and calculated by the Bank. Such a strategy can be inhibited by both internal and external factors, including management, staffing, branch site selection, interest rate trends, changing demographics and overall economic conditions. At best, however, even robust growth in the absence of concurrent earnings performance improvement during the three year horizon being considered does not, in our opinion, significantly enhance current value. Although such growth might eventually contribute to improved performance beyond that horizon, to recognize and apply such improvement to current value, considering the time issue and the associated risk, would be speculative in the context of Polonia’s historical and current condition and operations

Based on the foregoing factors, we have concluded that a small downward adjustment to the Bank’s pro forma value is warranted.

DIVIDEND PAYMENTS

The Corporation has not committed to pay dividends following the completion of its minority stock offering. As indicated in the offering prospectus, based on its earnings performance in 2004 and 2005 and for the twelve months ended June 30, 2006, and recognizing its anticipated tangible capital ratio following conversion, Polonia Bank will likely not be permitted by OTS to pay dividends to Polonia Bancorp for at least one year following the completion of its MHC offering. Further, considering the substantial portion of net conversion proceeds that will initially be contributed to the Bank by the Corporation, following the funding of the ESOP loan by the Corporation, it is probable that the Corporation will not have sufficient funds to pay cash dividends to shareholders prior to its receipt of dividends from its subsidiary. Any payment of cash dividends by the Corporation in future years will continue to be dependent upon such factors as earnings performance, capital position, growth, and regulatory limitations.

Each of the ten institutions in the comparable group pays cash dividends for an average dividend yield of 2.31 percent and a payout ratio of 60.12 percent. It should be noted that one of the comparable group institutions, First Bancshares, Inc., paid cash dividends notwithstanding net losses, resulting in a payout that is not meaningful.

The Corporation’s anticipated nonpayment of cash dividends in the medium term is a function of both financial ability and regulatory constraint, rather than discretion on the part of management and the board of directors. Consequently, in our opinion, a small downward adjustment to the pro forma market value of the Corporation is warranted at this time related to dividend payments relative to the comparable group.

SUBSCRIPTION INTEREST

In 2005, investors’ interest in new issues was limited and subscription levels were consistently low to moderate, although a few issues received stronger response from the

Subscription Interest (cont.)

marketplace. New issues also attracted less interest from investors in 2005 and to date in 2006, and aftermarket price increases have been lower than in previous years. Overall, the recent and current reaction of IPO investors appears generally related to a number of analytical factors, including the financial performance and condition of the converting thrift institution, the strength of the local economy, general market conditions, aftermarket price trends and the anticipation of continuing merger/acquisition activity in the thrift industry. Although the number of recent offerings has been small relative to the 1990s, there appears to be only moderate demand for new financial institution issues. Even some issues attracting greater interest have experienced smaller than expected price increases and, in some cases, price decreases in the aftermarket.

The Corporation will direct its offering to depositors of the Bank and, if there is a community offering, to the general public with a preference to residents of Montgomery and Philadelphia Counties, Pennsylvania. The board of directors and officers anticipate purchasing approximately $1,600,000 of the conversion stock or 160,000 shares, which represents 14.1 percent of the stock offered to the public based on the appraised midpoint valuation.

The Corporation has engaged the services of Sandler O’Neill & Partners (“Sandler O’Neill)”) to assist in the marketing and sale of the conversion stock.

Based on the characteristics of Polonia relative to the size of the offering, recent market movement and current market conditions, local market interest, the terms of the offering and recent subscription levels for initial offerings, we believe that a small downward adjustment is warranted for the Corporation’s anticipated subscription interest.

LIQUIDITY OF THE STOCK

The Corporation’s total public offering is considerably smaller in size relative to the average market value of the comparable group and Mid-Atlantic thrifts. The comparable group has an average market value of $38.2 million for the stock outstanding compared to a midpoint public offering of $9.9 million for the Corporation. Of the ten institutions in the comparable group, all are traded on NASDAQ, indicating an average daily trading volume of 1,330 shares during the last four quarters. With 990,000 shares to be outstanding at the midpoint of the offering range, the Corporation will have many fewer shares outstanding than the comparable group with an average of 1.8 million shares.

Based on the average market capitalization, shares outstanding and daily trading volume of the comparable group, as well as the relative trading volume of publicly-traded mutual holding companies, we have concluded that a downward adjustment to the Corporation’s pro forma market value is warranted relative to the anticipated liquidity of its stock.

MANAGEMENT

As previously discussed, Polonia’s senior management team includes its president and chief executive officer, Anthony J. Szuszczewicz; its chief financial officer and treasurer, Paul D. Rutkowski; and its senior vice president, Kenneth J. Maliszewski.

Although net interest margin, overhead expenses, efficiency ratio and earnings have historically been less favorable than the comparable group and industry averages, over the past several years, the management of Polonia has been successful in significantly increasing the Bank’s loan portfolio and reducing investments, resulting in a loans to assets ratio generally in line with comparable group and industry averages. Historically, the Bank’s ratio of interest-earning assets to total assets has also in line with or higher than the comparable group and industry averages. Polonia has historically maintained a higher ratio of deposits to assets and a lower ratio of borrowed funds to assets

Management (cont.)

relative to the comparable group and industry averages; and its cost of interest-bearing liabilities has been lower than comparable group and industry averages.

Nonperforming assets are currently lower than industry averages and have indicated improvement since 2004. At June 30, 2006, the Bank was absent repossessed assets, which indicate a consistent annual decrease since 2002.

Overall, although the Bank experienced operating losses in two of its most recent five fiscal years and demonstrated no meaningful asset growth in recent years, we believe the Bank is managed in a manner and at a professional level generally commensurate with the comparable group institutions; and we recognize that management has prepared a business plan and a use of conversion proceeds that are intended to improve the condition and performance of Polonia in future years.

It is our opinion that no adjustment to the pro forma market value of the Corporation is warranted for management.

MARKETING OF THE ISSUE

The necessity to build a new issue discount into the stock price of a converting thrift institution continues to be a closely examined issue in recognition of uncertainty among investors as a result of the thrift industry’s dependence on interest rate trends, recent volatility in the stock market and reduced interest in conversion offerings. Increased merger/acquisition activity, as well as the presence of new competitors in the financial institution industry, such as de novo institutions, investment firms, insurance companies and mortgage companies, have resulted in increased pressure on an individual institution’s ability to attract retail deposits at normal rates rather than premium rates and to deploy new funds in a timely and profitable manner.

Marketing of the Issue (cont.)

Although we believe that a new issue discount applied to the price to book valuation approach is appropriate and necessary in some public offerings, in our opinion, various characteristics of the Corporation’s transaction, as well as recent market trends, cause us to conclude that such a discount is not warranted in the case of this particular offering. Consequently, at this time we have made no adjustment to the Corporation’s pro forma market value related to a new issue discount.

VI.	VALUATION METHODS

Introduction

Historically, the most frequently used method for determining the pro forma market value of common stock for thrift institutions by this firm has been the price to book value ratio method, due to the volatility of earnings in the thrift industry in the early to mid-1990s. As earnings in the thrift industry stabilized and improved in the late 1990s, more emphasis was placed on the price to earnings method, particularly considering increases in stock prices during those years. During the past two years, however, as rising interest rates have had varying effects on individual institutions, depending on the nature of their operations, the price to book value method has again become pertinent and meaningful in the objective of discerning commonality and comparability among institutions. In determining the pro forma market value of Polonia Bancorp, primary emphasis has been placed on the price to book value method, due to the Bank’s net after tax losses in 2005 and for the twelve months ended June 30, 2006, as well as its core after tax losses in 2005 and nominal positive core earnings for the twelve months ended June 30, 2006. Additional analytical and correlative attention has been given to the price to earnings method.

As primarily a correlative indicator, the price to net assets method has also been used. The price to assets method is used less often for valuing ongoing institutions, but becomes more useful in valuing converting institutions when the equity position and earnings performance of the subject institution are different.

In addition to the pro forma market value, we have defined a fully converted valuation range with the minimum of the range being 85.0 percent of the pro forma market value, the maximum of the range being 115.0 percent of the pro forma market value, and a super maximum being 115.0 percent of the maximum. The pro forma market value or appraised value will also be referred to as the “midpoint value”.

Valuation Methods (cont.)

In applying each of the valuation methods, consideration was given to the adjustments to the Bank’s pro forma market value discussed in Section V. Downward adjustments were made for earnings performance, market area, asset, loan and deposit growth, dividend payments, subscription interest and the liquidity of the stock. No adjustments were made for the Bank’s financial condition, marketing of the issue and management.

PRICE TO BOOK VALUE METHOD

In the valuation of thrift institutions, the price to book value method focuses on an institution’s financial condition, and does not give as much consideration to the institution’s long term performance and value as measured by earnings. Due to the earnings volatility of many thrift stocks, including Polonia, the price to book value method is frequently used by investors who rely on an institution’s financial condition rather than earnings performance. Although this method is, under certain circumstances, considered somewhat less meaningful for institutions that provide a consistent earnings trend, it remains significant and reliable when an institution’s performance or general economic conditions are experiencing volatile or uncustomary trends related to internal or external factors, and serves as a complementary and correlative analysis to the price to earnings and price to assets approaches.

It should be noted that the prescribed formulary computation of value using the pro forma price to book value method returns a price to book value ratio below market value on a fully converting institution. In the case of a minority offering such as Polonia, however, the application of the prescribed formulary computation to a sale of less than all the shares based on the full valuation of the institution might return a value in excess of the book value of the institution. In most instances, nevertheless, such a value remains below current comparable market values.

Price to Book Value Method (cont.)

Exhibit 50 shows the average and median price to book value ratios for the comparable group which were 117.50 percent and 107.06 percent, respectively. The full comparable group indicated a moderately wide range, from a low of 96.12 percent (First Bancshares, Inc.) to a high of 175.78 percent (Elmira Savings Bank). The comparable group had moderately higher average and median price to tangible book value ratios of 124.64 percent and 116.46 percent, respectively, with the range of 97.44 percent to a higher 178.10 percent. Excluding the low and the high in the group, the comparable group’s price to book value range narrowed modestly from a low of 97.95 percent to a high of 142.90; and the comparable group’s price to tangible book value range also narrowed modestly from a low of 99.63 percent to a high of 153.64 percent.

Considering the foregoing factors in conjunction with the adjustments made in Section V, we have determined a pro forma price to book value ratio of 73.28 percent and a price to tangible book value ratio of 71.53 percent at the midpoint. The price to book value ratio increases from 69.50 percent at the minimum to 79.42 percent at the maximum, as adjusted, while the price to tangible book value ratio increases from 67.59 percent at the minimum to 77.80 percent at the maximum, as adjusted.

The Corporation’s pro forma price to book value and price to tangible book value ratios of 73.28 percent and 71.53 percent, respectively, as calculated using the prescribed formulary computation indicated in Exhibit 49, are influenced by the Bank’s capitalization, local market and percentage of public ownership, as well as subscription interest in thrift stocks and overall market and economic conditions. Further, the Corporation’s fully converted ratio of equity to assets after conversion at the midpoint of the valuation range will be approximately 18.43 percent compared to 9.35 percent for the comparable group. Based on the price to book value ratio and the Bank’s total equity of $11,358,000 at June 30, 2006, the indicated pro forma market value of the Bank using this approach is $24,924,765 at the midpoint (reference Exhibit 49).

PRICE TO EARNINGS METHOD

The foundation of the price to earnings method is the determination of the earnings base to be used, followed by the determination of an appropriate price to earnings multiple. As indicated in Exhibit 3 and previously discussed, Polonia’s after tax net loss for the twelve months ended June 30, 2006, was $(916,000), and the Bank’s core earnings for that period was a nominal $90,000, based on the adjustments shown in Exhibit 7. Additionally, Polonia indicated a net loss of $(651,000) for the year ended December 31, 2005, following positive net earnings of $330,000 and $530,000 for the years ended December 31, 2004 and 2003, respectively, and a net loss of $(497,000) for the year ended December 31, 2002. Considering such earnings bases and trends, we have concluded that neither the price to net earnings method nor the price to core earnings method is meaningful, although we have presented a derivative pro forma price to core earnings multiple for Polonia based on the pro forma value of the Bank as determined by the price to book value method.

The average price to core earnings multiple for the comparable group was 33.14, while the median was 24.18. The average price to net earnings multiple was a lower 24.64 and the median multiple was 21.95. The comparable group’s price to core earnings multiple was higher than the 23.73 average multiple for all publicly-traded, FDIC-insured thrifts, and higher than their median of 16.95. The range in the price to core earnings multiple for the comparable group was from a low of 15.98 (Home City Financial Corp.) to a high of 114.36 (Park Bancorp). The range in the price to core earnings multiple for the comparable group, excluding the high and low values, was from a low multiple of 16.72 to a high of 32.91 times earnings for seven of the ten institutions in the group, indicating a modest narrowing at the lower end of the range and a significant narrowing at the upper end. It should be noted that one of the comparable group institutions, First Bancshares, Inc., had negative net and core earnings for its most recent four quarters and consequently indicated a price to net earnings and a price to core earnings that was mathematically not meaningful.

Based on the value determined by the application of the price to book value method, the price to core earnings multiple returned at the midpoint of the valuation range is 32.03 times

Price to Earnings Method (cont.)

earnings. Considering the net and core earnings positions of Polonia for the twelve months ended June 30, 2006, it is our opinion that the derived pro forma price to core earnings multiple for the Corporation is a reasonable correlation to the applied pro forma price to book value ratio, indicating a value of $24,916,281 at the midpoint.

PRICE TO ASSETS METHOD

The price to assets method is not frequently used, since the calculation incorporates neither an institution’s equity position nor its earnings base. Additionally, the prescribed formulary computation of value using the pro forma price to assets method does not recognize the runoff of deposits concurrently allocated to the purchase of conversion stock, returning a pro forma price to net assets ratio below its true level following conversion.

Exhibit 49 indicates that the average price to assets ratio for the comparable group was 10.76 percent and the median was 10.47 percent. The range in the price to assets ratios for the comparable group varied from a low of 8.08 percent (MFB Corp.) to a high of 14.83 percent (Park Bancorp, Inc.). The range narrows modestly with the elimination of the two extremes in the group to a low of 8.84 percent and a high of 12.67 percent.

Based on the previously noted adjustments, it is our opinion that an appropriate price to assets ratio for the Corporation is 13.50 percent at the midpoint, which ranges from a low of 11.67 percent at the minimum to 17.06 percent at the maximum, as adjusted.

Based on the Bank’s June 30, 2006, asset base of $160,770,000, the indicated pro forma market value of the Corporation using the price to assets method is $25,088,550 at the midpoint (reference Exhibit 49).

VALUATION CONCLUSION

Exhibit 55 provides a summary of the valuation premium or discount relative to the comparable group at each of the valuation ranges using the price to book value and price to assets approaches. At the midpoint value, the price to book value ratio of 73.28 percent for the Corporation represents a discount of 37.63 percent relative to the comparable group and decreases to a discount of 32.41 percent at the super maximum. The price to assets ratio at the midpoint represents a premium of 25.44 percent, increasing to a premium of 58.51 percent at the maximum, as adjusted.

It is our opinion that as of August 29, 2006, the fully converted pro forma market value of the Corporation, was $25,000,000 at the midpoint, representing 2,500,000 shares at $10.00 per share. The fully converted pro forma valuation range of the Corporation is from a minimum of $21,250,000 or 2,125,000 shares at $10.00 per share to a maximum of $28,750,000 or 2,875,000 shares at $10.00 per share, with such range being defined as 15 percent below the appraised value to 15 percent above the appraised value. The maximum, as adjusted, defined as 15 percent above the maximum of the range, is $33,062,500 or 3,306,250 shares at $10.00 per share.

Our valuation assumptions, process and conclusions recognize that the minority public offering contemplates the sale of 45.0 percent of the outstanding shares, representing offerings of $11,250,000 or 1,125,000 shares at the midpoint, $9,562,500 or 956,250 shares at the minimum, $12,937,500 or 1,293,750 shares at the maximum and $14,878,130 or 1,487,813 shares at the maximum, as adjusted.

The fully converted pro forma appraised value of Polonia Bancorp as of August 29, 2006 was $25,000,000 at the midpoint.

EXHIBIT A

KELLER & COMPANY, INC.

Financial Institution Consultants

555 Metro Place North	614-766-1426
Dublin, Ohio 43017	(fax) 614-766-1459

PROFILE OF THE FIRM

KELLER & COMPANY, INC. is a national consulting firm to financial institutions, serving clients throughout the United States from its office in Dublin, Ohio. Since its inception in 1985, Keller & Company has provided a wide range of consulting services to over 200 financial institutions including banks, thrifts, mortgage companies, insurance companies and holding companies located in twenty-four states and Washington D.C., extending from Oregon to Massachusetts. Keller & Company, Inc. provides a full range of consulting services, including the preparation of business/ strategic plans, market studies, stock valuations, ESOP valuations, de novo charter applications, fairness opinions, incentive compensation plans, etc. Keller also serves as advisor in connection with branch purchase/sale transactions and merger/acquisition transactions. Keller & Company, Inc. is also active in the completion of loan reviews, director and management reviews, compliance policies and responses to regulatory comments.

Keller & Company, Inc. is one of the leading conversion appraisal firms in the U.S. and is on-line for daily bank and thrift pricing data and ratios for every publicly-traded financial institution in the U.S. Keller & Company, Inc. is on-line for financial data and ratios for every bank and thrift in the U.S. Our data base is SNL Financial. Keller & Company is an affiliate member of numerous trade organizations including American Bankers Association and America’s Community Bankers.

Each of the firm’s senior consultants has over thirty years front line experience and accomplishment in various areas of the financial institution and real estate industries. Each consultant provides to clients distinct and diverse areas of expertise. Specific services and projects have included financial institution charter and deposit insurance applications, market studies, institutional mergers and acquisitions, branch sales and acquisitions, operations and performance analyses, business plans, strategic planning, financial projections and modeling, stock valuations, fairness opinions, conversion appraisals, capital plans, policy development and revision, lending, underwriting and investment criteria, data processing and management information systems, and incentive compensation programs.

It is the goal of Keller & Company to provide specific and ongoing services that are pertinent and responsive to the needs of the individual client institution within the changing industry environment, and to offer those services at reasonable fees on a timely basis. In recent years, Keller & Company has become one of the leading bank consulting firms in the nation.

CONSULTANTS IN THE FIRM

MICHAEL R. KELLER has over thirty years experience as a consultant to the financial institution industry. Immediately following his graduation from college, Mr. Keller took a position as an examiner of financial institutions in northeastern Ohio with a focus on Cleveland area institutions. After working two years as an examiner, Mr. Keller entered Ohio State University full time to obtain his M.B.A. in Finance.

Mr. Keller then worked as an associate for a management consulting firm specializing in services to financial institutions immediately after receiving his M.B.A. During his eight years with the firm, he specialized in mergers and acquisitions, branch acquisitions and sales, branch feasibility studies, stock valuations, charter applications, and site selection analyses. By the time of his departure, he had attained the position of vice president, with experience in almost all facets of banking operations.

Prior to forming Keller & Company, Mr. Keller also worked as a senior consultant in a larger consulting firm. In that position, he broadened his activities and experience, becoming more involved with institutional operations, business and strategic planning, regulatory policies and procedures, performance analysis, conversion appraisals, and fairness opinions. Mr. Keller established Keller & Company in November 1985 to better serve the needs of the financial institution industry.

Mr. Keller graduated from the College of Wooster with a B.A. in Economics in 1972, and later received an M.B.A. in Finance in 1976 from the Ohio State University where he took numerous courses in corporate stock valuations.

Consultants in the Firm (cont.)

JOHN A. SHAFFER has over thirty years experience in banking, finance, real estate lending, and development.

Following his university studies, Mr. Shaffer served as a lending officer for a large real estate investment trust, specializing in construction and development loans. Having gained experience in loan underwriting, management and workout, he later joined Chemical Bank of New York and was appointed Vice President for Loan Administration of Chemical Mortgage Company in Columbus, Ohio. At Chemical, he managed all commercial and residential loan servicing, administering a portfolio in excess of $2 billion. His responsibilities also included the analysis, management and workout of problem commercial real estate loans and equity holdings, and the structuring, negotiation, acquisition and sale of loan servicing, mortgage and equity securities and real estate projects. Mr. Shaffer later formed and managed an independent real estate and financial consulting firm, serving corporate and institutional clients, and also investing in and developing real estate.

Mr. Shaffer’s primary activities and responsibilities have included financial analysis, projection and modeling, asset and liability management, real estate finance and development, loan management and workout, organizational and financial administration, budgeting, cash flow management and project design.

Mr. Shaffer graduated from Syracuse University with a B.S. in Business Administration, later receiving an M.B.A. in Finance and a Ph.D. in Economics from New York University.

EXHIBIT B

RB 20

CERTIFICATION

I hereby certify that I have not been the subject of any criminal, civil or administrative judgments, consents, undertakings or orders, or any past administrative proceedings (excluding routine or customary audits, inspections and investigation) issued by any federal or state court, any department, agency, or commission of the U.S. Government, any state or municipality, any self-regulatory trade or professional organization, or any foreign government or governmental entity, which involve:

(i)	commission of a felony, fraud, moral turpitude, dishonesty or breach of trust;

(ii)	violation of securities or commodities laws or regulations;

(iii)	violation of depository institution laws or regulations;

(iv)	violation of housing authority laws or regulations;

(v)	violation of the rules, regulations, codes or conduct or ethics of a self-regulatory trade or professional organization;

(vi)	adjudication of bankruptcy or insolvency or appointment of a receiver, conservator, trustee, referee, or guardian.

I hereby certify that the statements I have made herein are true, complete and correct to the best of my knowledge and belief.

Conversion Appraiser

September 22, 2006	/s/ John A. Shaffer
Date	John A. Shaffer

EXHIBIT C

AFFIDAVIT OF INDEPENDENCE

STATE OF OHIO,

COUNTY OF FRANKLIN, ss:

I, John A. Shaffer, being first duly sworn hereby depose and say that:

The fee which I received directly from the applicant, Polonia Bancorp, in the amount of $41,500 for the performance of my appraisal was not related to the value determined in the appraisal and that the undersigned appraiser is independent and has fully disclosed any relationships which may have a material bearing upon the question of my independence; and that any indemnity agreement with the applicant has been fully disclosed.

Further, affiant sayeth naught.

/s/ John A. Shaffer
JOHN A. SHAFFER

Sworn to before me and subscribed in my presence this 22nd day of September 2006.

/s/ Janet M. Mohr
NOTARY PUBLIC

[Notary Seal]